PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 1.   BUSINESS

General

Viskase Companies, Inc. is a Delaware corporation organized in 1970. As used herein, Viskase Companies, Inc. and its subsidiaries are referred to as “Viskase” or the “Company,” as well as “we,” “us” and “our”. The Company operates in the casing product segment of the food industry. Viskase is a worldwide leader in the production and sale of cellulosic, fibrous and plastic casings for the processed meat and poultry industry.  Viskase currently operates eleven manufacturing facilities and six distribution centers throughout North America, Europe, South America and Asia.  Viskase provides value-added support services relating to these products for some of the world’s largest global consumer products companies.  Viskase is one of the two largest worldwide producers of non-edible cellulosic casings for processed meats and one of the three largest manufacturers of non-edible fibrous casings.

Viskase’s business strategy is to continue to improve operational efficiencies, product quality and throughput by upgrading existing production facilities and adding resources in high growth markets through new capital investments.  Viskase has been successful in implementing production cost-savings initiatives and will continue to pursue similar opportunities that enhance its profitability and competitive positioning as a leader in the casing market.  The Company is focused on reducing extrusion, shirring and printing waste through equipment upgrades and an ongoing effort to redefine product mix.  In addition, the Company seeks entry into new value added lines of business.

This section summarizes the business that we have conducted over the previous three years and the business that we intend to conduct for the remainder of the current fiscal year.

Recent Developments

On December 1, 2016, the Company, through its indirect subsidiary, Viskase Polska Sp. z o.o., completed the purchase of all of the shares of Darmex Casing Sp. z o.o. (“Darmex”) and certain assets of Supravis Group S.A., for a total of $4,196,000 in cash, subject to certain adjustments.  The share purchase of Darmex included acquisition of substantially all of the assets, and assumption of substantially all of the liabilities, of Darmex.  The Company completed the purchase to further enhance its production capabilities and product offerings in plastic casings.

On January 10, 2017, the Company, through its indirect subsidiary, Viskase GmbH, completed the purchase of all of the shares of CT Casings Beteiligungs GmbH (“Walsroder”), certain outstanding shareholder loans to Walsroder, and certain casing assets of Poly-clip System LLC, for a total of €33,611,000 or $34,616,000 paid cash and debt, subject to certain post-closing adjustments.  The share purchase of Walsroder included acquisition of substantially all of the assets, and assumption of substantially all of the liabilities, of Walsroder.  The Company completed the purchase to further enhance its production capabilities and product offerings in plastic and fibrous casings.

On July 6, 2017, the Company entered into a joint venture agreement in the U.S. where the Company agreed to contribute $931,000 in cash and other considerations in forming the venture.  In addition the Company could be required to contribute up to $4,000,000 less the initial contribution during the course of the joint venture.

On January 3, 2018, the Company completed a rights offering of 16,666,666 shares of common stock at $3.00 per share. The Company plans to use the net proceeds of the offering to replenish working capital used for the acquisitions of Walsroder and Darmex and for other general corporate purposes, including acquisitions and capital expenditures.

Products

Our main product lines are as follows:

NOJAX® casings — Small-diameter cellulosic casings designed for the production of hot dogs, wieners, frankfurters, viennas, cocktail sausages, coarse ground dinner sausages and other small-diameter processed meats.

Large cellulosic casings — Large-diameter cellulosic casings used for bologna, mortadella, bierwurst and dry sausages.

Fibrous casings — Paper-reinforced cellulosic casings utilized in the manufacture of a wide variety of cooked, smoked and dried processed meats, including pepperoni, salami, luncheon meats, boneless shams and other deli-style processed meats as well as smoked cheese.  Our fibrous casing products include Color Master™ and Smoke Master®,  which impart desired color and flavor characteristics to processed meats.

VISCOAT® casings and films — Casings and films made with a combination of a multi-layer film with an inner paper layer treated with natural colors or smoke, which are imported to the finished product.  These can be used for a wide range of applications, including turkey, ham and roast beef.

VISFLEX®, VISMAX® and POLYJAX® plastic casings — Plastic (polyamide) casings, each designed with distinct performance characteristics targeted at a wide range of sausage, deli meat and other processed meat and poultry applications.

International Operations

As of December 31, 2017, Viskase had nine manufacturing or finishing facilities located outside the continental United States: Monterrey, Mexico; Beauvais, France; Thâon-les-Vosges, France; Caronno, Italy; Swiecie, Poland; Bomlitz, Germany; Legnica, Poland; Clark Freeport Zone, Philippines; and Atibaia, Brazil.  Viskase continues to explore opportunities to expand in emerging markets.  Net sales from customers located outside the United States represented approximately 72% of our total net sales for the year ended December 31, 2017 and 70% of our total net sales for the year ended December 31, 2016.  While overall consumption of processed meat products in North America and Western Europe is stable, market growth is driven by increasing demand in Eastern Europe, South America and the Asia Pacific region.

Sales and Distribution

Viskase has a broad base of customers, with no single customer accounting for more than 5.2% of our net sales for the year ended December 31, 2017 or December 31, 2016.  We are able to sell our products in most countries throughout the world.  In the United States, Viskase has a staff of technical sales teams responsible for sales and service to processed meat and poultry producers.  Approximately 150 distributors market Viskase products to customers throughout the world.  Additionally, our products are marketed through our own subsidiaries in France, Germany, Italy, Poland, Spain, the Philippines and Brazil, and we maintain nine service and distribution centers located in the United States, Brazil, Canada, Italy and Poland.  The service centers perform limited finishing and provide sales, customer service, warehousing and distribution.  Distribution centers provide only warehousing and distribution.

Competition

Viskase is one of the world’s leading producers of cellulosic casings.  While our industry generally competes based on volume and price, we seek to maintain a competitive advantage and differentiate ourselves from our competitors by manufacturing products that have higher quality and superior performance characteristics when compared to our competitors’ products; by responding quickly to customer product requirements; by providing technical support services to our customers for production and formulation requirements; and by producing niche products to satisfy individual customer needs.

Viskase’s principal competitors in the cellulosic casing market are Viscofan, S.A., located in Spain with additional facilities in Germany, the Czech Republic, the United States, Mexico and Brazil; Kalle GmbH, located in Germany; Visko Teepak located in Finland and Belgium; and two Japanese manufacturers, Futamura Chemical, marketed by Meatlonn, and Toho.  In recent years, overcapacity in our industry has led to intense competition based on price.

Research and Development

We believe our continuing emphasis on research and development is central to our ability to maintain industry leadership.  In particular, we have focused on the development of new products that increase our customers’ operating efficiencies, reduce their operating costs and expand their markets.  Our research and development projects also include the development of new processes and products to improve our own manufacturing efficiencies.  Our research scientists, engineers and technicians are engaged in continuous product and equipment development, and also provide direct technical and educational support to our customers.  We believe we have achieved and maintained our position as a leading producer of cellulosic casings for packaging meats through significant expenditures on research and development.  We expect to continue our research and development efforts.

Seasonality

Historically, our domestic sales and profits have been somewhat seasonal in nature, increasing in the spring and summer months.  Sales outside of the United States follow a relatively stable pattern throughout the year.

Raw Materials

The raw materials we use include cellulose (derived from wood pulp), specialty fibrous paper, polyamide resins and various other chemicals.  We generally purchase our raw materials from a single source or small number of suppliers with whom we maintain good relations.  Certain primary and alternative sources of supply are located outside the United States.  We believe, but there can be no assurance, that adequate alternative sources of supply currently exist for all of our raw materials or that raw material substitutes are available, which we could modify its processes to utilize.

Employees

We believe we maintain productive and amicable relationships with our approximately 2,500 employees worldwide, approximately 2,400 of which are full time employees.

Trademarks and Patents

We hold patents on many of our major technologies, including those used in our manufacturing processes and those embodied in products sold to our customers.  We believe our ongoing position as one of the market leaders is derived, in part, from our technology.  We vigorously protect and defend our patents against infringement on an international basis.  As part of our research and development program, we have developed and expect to continue to develop new proprietary technology.  We believe these activities will enable us to maintain our competitive position. However, we do not believe that any single patent or group of patents is material to us.  We also own numerous trademarks and registered trade names that are used actively in marketing our products.

Environmental Regulations

In manufacturing our products, we employ certain hazardous chemicals and generate toxic and hazardous wastes.  The use of these chemicals and the disposal of such wastes are subject to stringent regulation by several governmental entities, including the United States Environmental Protection Agency (“EPA”) and similar state, local and foreign environmental control entities.  We are subject to various environmental, health and safety laws, rules and regulations including those of the United States Occupational Safety and Health Administration and EPA.  These laws, rules and regulations are subject to amendment and to future changes in public policy or interpretation, which may affect our operations.  Certain of our facilities are or may become potentially responsible parties with respect to on-site and off-site waste disposal facilities and remediation of environmental contamination.

Business Segment Information and Geographic Area Information

For additional business segment information and geographic area information, see Note 20 to our audited consolidated financial statements for the year ended December 31, 2017.

Properties

We operate eleven manufacturing facilities, six distribution centers and three service centers throughout North America, Europe, South America and Asia.  Our worldwide headquarters are located in Lombard, Illinois, with our European headquarters located in Levallois-Perret, France and our Asia Pacific headquarters located in Clark Freeport Zone,

Philippines.  We believe that our properties generally are suitable and adequate to satisfy our present and anticipated needs.  The Company’s facilities in Loudon, Tennessee and Osceola, Arkansas collateralize the Company’s obligations under various financing arrangements.  For a discussion of these financing arrangements, see Note 9 to our audited consolidated financial statements for the year ended December 31, 2017.

Manufacturing Facilities

Atibaia, Brazil (a)
Beauvais, France (a)
Bomlitz, Germany (a)
Caronno, Italy (b)
Clark Freeport Zone, Philippines (c)
Legnica, Poland (a)
Loudon, Tennessee (b)
Monterrey, Mexico (a)
Osceola, Arkansas (b)
Swiecie, Poland (b)
Thâon-les-Vosges, France (b)

Distribution Centers

Atlanta, Georgia (a)
Buffalo, New York (a)
Davenport, Iowa (a)
Remington, Indiana (a)
Toronto, Ontario, Canada (a)
Warsaw, Poland (a)

Headquarters

Worldwide:	Lombard, Illinois (a)
Europe:	Levallois-Perret, France (a)
Asia Pacific:	Clark Freeport Zone, Philippines (a)
South America:	Atibaia, Brazil (a)

(a)         Leased.

(b)         Owned.

(c)          Subject to ground lease.

Legal Proceedings

The Company from time to time is involved in various legal proceedings, none of which is expected to have a material adverse effect on our results of operations, cash flows or financial condition.

RISK FACTORS

Risks Related to our Business

We face competitors that are better capitalized, and the continuous-flow nature of the casings manufacturing process forces competitors to compete based on price in order to maintain volume, which could adversely affect our revenues and results.

We face competition in the United States and internationally from competitors that may have substantially greater financial resources than we have.  Currently, our primary competitors include Viscofan, S.A., Kalle GmbH and Visko Teepak, although new competitors could enter the market or competing products could be introduced.  The continuous-flow nature of the casings manufacturing process has historically provided an incentive to competitors in our industry to compete based on price in order to maintain volume, which could result in lower pricing.  Viskase believes the current and planned cellulose production capacity in its industry exceeds global demand and will continue to do so in the near term. We attempt to differentiate our products on the basis of product quality and performance, product development, service, sales and distribution, but these efforts may not be sufficient to offset price competition.  If prices decline, it may materially adversely affect our profitability, whereas certain of our competitors who are better capitalized may be positioned to absorb such price declines.  Any of these factors could result in a material reduction of our revenue, gross profit margins and operating results.

We receive our raw materials from a limited number of suppliers, and problems with their supply could impair our ability to meet our customer’s product demands.

Our principal raw materials, paper, pulp, polyamide resins and key chemicals, namely sodium hydroxide, carbon disulfide and sulfuric acid, constitute an important aspect and cost factor of our operations.  We generally purchase our paper and pulp from a single source or a small number of suppliers, and purchase sodium hydroxide and carbon disulfide from a few sources.  Any inability of our suppliers to timely deliver raw materials or any unanticipated adverse change in our suppliers could be disruptive and costly to us.  Our inability to obtain raw materials from our suppliers would require us to seek alternative sources.  These alternative sources may not be adequate for all of our raw material needs, nor may adequate raw material substitutes exist in a form that our processes could be modified to use.  These risks could materially and adversely impact our sales volume, revenues, costs of goods sold and, ultimately, profit margins.

Our failure to efficiently respond to industry changes in casings technology could jeopardize our ability to retain our customers and maintain our market share.

We and other participants in our industry have considered alternatives to cellulosic casings for many years. As resin technology improves or other technologies develop, alternative casings or other manufacturing methods have been developed and may continue to be improved that threaten the long-term sustainability and profitability of cellulosic casings, our core product, and our fibrous casings.  Our failure to anticipate, develop or efficiently and timely integrate new technologies that provide viable alternatives to cellulosic casings, including collagen, plastics and film alternatives, may cause us to lose customers and market share to competitors integrating such technologies, which, in turn, would negatively impact our revenues and operating results.

Sales of our products could be negatively affected by problems or concerns with the safety and quality of food products.

We could be adversely affected if consumers in the food markets were to lose confidence in the safety and quality of meat products, particularly with respect to processed meat products for which casings are used, such as hot dogs and sausages.  Outbreaks of, or even adverse publicity about the possibility of, diseases such as avian influenza and “mad cow disease,” food-borne pathogens such as E. coli and listeria and any other food safety problems or concerns relating to meat products, may discourage consumers from buying meat products.  These risks could also result in additional governmental regulations and/or cause production and delivery disruptions or product recalls.  Each of these risks could adversely affect the demand for our products and consequently our sales volumes and revenues.

Changing dietary trends and consumer preferences could weaken the demand for our products.

Various medical studies detailing the health-related attributes of particular foods, including meat products, affect the purchase patterns, dietary trends and consumption preferences of consumers. These patterns, trends and preferences are routinely changing. For example, general dietary concerns about meat products, such as the cholesterol, calorie, sodium and fat content of such products, could result in reduced demand for such products, which would, in turn, cause a reduction in the demand for our products and a decrease in our sales volume and revenue.

Our facilities are capital intensive, and we may not be able to obtain financing to fund necessary capital expenditures.

Our business is capital intensive.  We operate eleven manufacturing facilities and six distribution centers as part of our business.  We are required to make substantial capital expenditures and substantial repair and maintenance expenditures to maintain, repair, upgrade and expand existing equipment and facilities to keep pace with competitive developments.  In addition, we are required to invest in technological advances to maintain compliance with safety standards and environmental laws or regulations.  If we need to obtain additional funds to finance such capital expenditures, we may not be able to do so on terms favorable to us, or at all, which would ultimately negatively affect our production and operating results.

Business interruptions at any of our production facilities could increase our operating costs, decrease our sales or cause us to lose customers.

The reliability of our production facilities is critical to the success of our business.  In recent years, we have streamlined our productive capacity to be better aligned with our sale volumes.  We generally seek to operate our facilities at levels that leave little or no excess production capacity for certain products.  If the operations of any of our manufacturing facilities were interrupted or significantly delayed for any reason, including labor stoppages, we may be unable to shift production to another facility without incurring a significant drop in production.  Such a drop in production would negatively affect our sales and our relationships with our customers.

We are subject to significant minimum contribution requirements and market exposure with respect to our defined benefit plan, both of which could adversely affect our cash flow.

While we have frozen participation in our defined benefit plan, we are subject to substantial minimum contribution requirements with respect to our pension plan.  Although the amount fluctuates, as of December 31, 2017 our aggregate minimum funding contribution requirement from 2018 through 2022 was approximately $31.3 million.  In March 2018, we annuitized a portion of our pension plan liabilities, which we expect to decrease our minimum funding obligations.  In addition, our minimum funding obligations could increase or decrease due to market factors, including expected returns on plan assets and the discount rate used to measure accounting liabilities, among other factors.  Our unfunded pension plan liabilities with respect to our United States employees were projected to be $46.8 million as of December 31, 2017.  The funds in our defined benefit plan are subject to market risks, including fluctuating discount rates, interest rates and asset returns.

Our foreign operations expose us to risks that may materially adversely affect our financial condition, results of operations, liquidity and cash flows.

We currently have manufacturing facilities, distribution centers and service centers in eight foreign countries, including Brazil, Canada, France, Germany, Italy, Mexico, the Philippines and Poland.  A significant portion of our annual revenues are generated outside the U.S. Operating in many different countries exposes us to varying risks, which include:  (i) multiple, and sometimes conflicting, foreign regulatory requirements and laws that are subject to change and are often much different than the domestic laws in the U.S., including laws relating to taxes, consumer privacy, data security, employment matters, import and export controls and the protection of our trademarks and other intellectual property; (ii) the effect of foreign currency translation risk, as well as limitations on our ability to repatriate income; (iii) varying tax regimes, including consequences from changes in applicable tax laws and our ability to repatriate cash from non-U.S. affiliates without adverse tax consequences; (iv) local ownership or investment requirements, as well as difficulties in obtaining financing in foreign countries for local operations; (v) political and economic instability, natural calamities, war, and terrorism; and (vi) tariffs.

Our international operations in certain parts of the world may be subject to international balance of payments difficulties that may raise the possibility of delay or loss in the collection of accounts receivable from sales to customers in those countries. Net sales to customers located outside the United States represented approximately 72% of our total net sales in 2017 and approximately 70% of our total net sales in 2016.

Additionally, operating in many different countries also increases the risk of a violation, or alleged violation, of the United States Foreign Corrupt Practices Act (the “FCPA”) and other anti-corruption laws, such as the U.K. Bribery Act, that generally prohibit companies and their intermediaries from offering, promising, authorizing or making improper payments to foreign government officials for the purpose of obtaining or retaining business, the economic sanction programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control and the anti-boycott regulations administered by the U.S. Department of Commerce’s Office of Anti-boycott Compliance.  Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions as well as other penalties and the SEC and U.S. Department of Justice have increased their enforcement activities with respect to the FCPA.  Internal control policies and procedures and employee training and compliance programs that we have implemented to deter prohibited practices may not be effective in prohibiting our directors, employees, contractors or agents from violating or circumventing our policies and the law.  If our directors, employees or agents fail to comply with applicable laws or Company policies governing our international operations, the Company may face investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions, as well as a negative impact on our Company’s reputation and business.  Violations of these laws could be costly and disrupt the Company’s business, which could have a material adverse effect on our business, financial condition, results of operations, liquidity and cash flows.

Should any of these risks occur, it could impair our ability to export our products or conduct sales to customers located outside of the United States and result in a loss of sales and profits from our international operations.

Continued compliance with environmental regulations may result in significant costs, which could negatively affect our financial condition.

Our operations are subject to extensive environmental, health and safety laws and regulations pertaining to the discharge of substances into the environment, the handling and disposition of wastes and land reclamation and remediation of hazardous substance substances.  We are also subject to differing environmental regulations and standards due to the fact that we operate in many different countries.  Present and future environmental laws and regulations applicable to our operations may require substantial capital expenditures and may have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with environmental laws and regulations can have serious consequences for us, including criminal as well as civil and administrative penalties and negative publicity.  Liability under these laws and regulations involves inherent uncertainties.  In addition, continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ongoing operations, which will be charged against income from future operations.  As the nature of these potential future charges is unknown, management is not able to estimate the magnitude of any future costs, and we have not accrued any reserve for any potential future costs.

Our intellectual property rights may be inadequate or violated, or we may be subject to claims of infringement, both of which could negatively affect our financial condition.

We rely on a combination of trademarks, patents, trade secret rights and other rights to protect our intellectual property.  Our trademark or patent applications may not be approved and our trademarks or patents may be challenged by third parties.  We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our rights as fully as the laws of the United States.  From time to time, it has been necessary for us to enforce our intellectual property rights against infringements by third parties, and we expect to continue to do so in the ordinary course of our business. We also may be subjected to claims by others that we have violated their intellectual property rights.  Even if we prevail, third party-initiated or Company-initiated claims may be time consuming and expensive to resolve, and may result in a diversion of our time and resources.  The occurrence of any of these factors could diminish the value of our trademark, patent and intellectual property portfolio, subject us to greater competitive pressure and negatively impact our sales volume and revenues.

Our substantial level of indebtedness could adversely affect our results of operations, cash flows and ability to compete in our industry, which could, among other things, prevent us from fulfilling our obligations under our debt agreements.

We have substantial indebtedness. In addition, subject to restrictions in the agreements governing our revolving credit facility and term loan, we may incur additional indebtedness.  As of December 31, 2017, we had approximately $277.7 million in aggregate principal amount of total debt, exclusive of additional indebtedness that we may borrow under our revolving credit facility.

Our high level of indebtedness has important implications, including the following:

•                  if we fail to satisfy our obligations under our indebtedness, or fail to comply with the restrictive covenants contained in the agreements governing our revolving credit facility and term loan, an event of default may result, all of our indebtedness could become immediately due and payable, and our lenders could foreclose on our assets securing such indebtedness following the occurrence and during the continuance of an event of default;

•                  a default under the revolving credit facility or the term loan could trigger cross-defaults; and

•                  repayment of our indebtedness may require us to dedicate a substantial portion of our cash flow from our business operations, thereby reducing the availability of cash flow to fund working capital, capital expenditures, development projects, general operational requirements and other purposes.

We expect to obtain the funds to pay our expenses and to repay our indebtedness primarily from our operations and, in the case of our indebtedness, from refinancings thereof.  Our ability to meet our expenses and make these payments thus depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control.  Our business may not generate sufficient cash flow from operations in the future and our currently anticipated growth in revenue and cash flow may not be realized, either or both of which could result in our being unable to repay indebtedness, or to fund other liquidity needs.  If we do not have enough funds, we may be required to refinance all or part of our then existing debt, reduce or delay capital expenditures, sell assets or borrow more funds, which we may not be able to accomplish on terms acceptable to us, or at all.  In addition, the terms of existing or future debt agreements may restrict us from pursuing any of these alternatives.

Despite current indebtedness levels, we may still incur substantially more debt, which could decrease cash or other collateral available to pay our current debt.

We may incur substantial additional indebtedness in the future.  Although the agreements governing our revolving credit facility and term loan contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial.

A substantial portion of our business is conducted through foreign subsidiaries, and our failure to generate sufficient cash flow from these subsidiaries, or otherwise repatriate or receive cash from these subsidiaries, could result in our inability to repay our indebtedness.

Our sales to customers located outside the United States are conducted primarily through subsidiaries organized under the laws of jurisdictions outside of the United States.  For the period ended December 31, 2017, our foreign restricted subsidiaries contributed approximately 68% of our consolidated revenues.  As of December 31, 2017, 61% of our consolidated assets, based on book value, were held by foreign subsidiaries.  Our ability to meet our debt service obligations with cash from foreign subsidiaries will depend upon the results of operations of these subsidiaries and may be subject to contractual or other restrictions and other business considerations.  In addition, dividend and interest payments to us from our foreign subsidiaries may be subject to foreign withholding taxes, which would reduce the amount of funds we receive from such foreign subsidiaries.  Dividends and other distributions from our foreign subsidiaries may also be subject to fluctuations in currency exchange rates and restrictions on repatriation, which could further reduce the amount of funds we receive from such foreign subsidiaries.

The instruments governing our indebtedness impose significant operating and financial restrictions, and a breach of any such restriction may result in a default, which could result in the possible acceleration of repayment obligations and our secured creditors receiving certain rights against our collateral.

The agreements governing our revolving credit facility and term loan impose significant operating and financial restrictions on us.  These restrictions may restrict our ability to take advantage of potential business opportunities as they arise and may adversely affect the conduct of our current business. More specifically, they restrict our ability to, among other things: incur additional indebtedness or issue disqualified capital stock; pay dividends, redeem subordinated debt or make other restricted payments; make certain investments or acquisitions; grant liens on our assets; merge, consolidate or transfer substantially all of our assets; and transfer, sell or acquire assets, including capital stock of our subsidiaries.

Our ability to comply with the provisions governing our indebtedness may be adversely affected by our operations and by changes in economic or business conditions or other events beyond our control. Our failure to comply with our debt-related obligations could result in an event of default under our indebtedness, resulting in accelerated repayment obligations and giving our secured creditors certain rights against our collateral.

The interests of our controlling stockholder may not be aligned with those of other stockholders.

Carl C. Icahn, through Icahn Enterprises, holds approximately 78.6% of our outstanding common stock.  As a result, Mr. Icahn is able to control or exert substantial influence over us, including the election of our Board of Directors and controlling most matters requiring Board of Directors and stockholder approval, including business strategies, mergers, business combinations, acquisitions or dispositions of significant assets, issuances of common stock, incurrence of debt or other financings.  The existence of a controlling stockholder may have the effect of making it difficult for, or may discourage or delay, a third party from seeking to acquire, a majority of our outstanding common stock, which may decrease the value of shares held by other stockholders.  It is possible that the interests of Mr. Icahn could conflict in certain circumstances with those of other stockholders.

If we cannot continue to obtain the benefits provided by entities affiliated with Mr. Icahn, our costs could increase, which could materially adversely affect our business, financial condition and results of operations.

We believe that our relationship with entities affiliated with Mr. Icahn has, in many cases, provided us with a competitive advantage in identifying and attracting partners for critical supply and buying arrangements.  In January 2013 we acquired an equity interest in Insight Portfolio Group, LLC (“Insight Portfolio”) a company that provides consulting services and expertise in sourcing goods and services and insurance products to its members who consist of Icahn portfolio companies.  As a member of Insight Portfolio we are afforded the opportunity to purchase goods, services and property from vendors with whom Insight Portfolio has negotiated rates and terms.  Insight Portfolio does not guarantee that we will purchase any goods, services or property from any such vendors, and we are under no obligation to do so.  We have purchased a variety of goods and services as members of the buying group at prices and on terms that we believe are more favorable than those that would be achieved on a stand-alone basis.  If we were unable to participate in these supply and buying group arrangements, our costs could increase, which could materially adversely affect our business, financial condition and results of operations.

The misuse or theft of information we possess, including as a result of cyber security breaches, could harm our brand, reputation or competitive position and give rise to material liabilities.

We regularly possess, store and handle non-public information about our customers and employees.  Despite the security measures we currently have in place, our facilities and systems and those of our third-party service providers may be susceptible to unauthorized access.  In addition, unauthorized parties may attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud, trickery, or other forms of deception of our employees or contractors.  Many of the techniques used to obtain unauthorized access, including viruses, worms and other malicious software programs, are difficult to anticipate until launched against a target and we may be unable to implement adequate preventative measures.  Our failure to maintain the security of that data, whether as the result of our own error or the malfeasance or errors of others, could harm our reputation, interrupt our operations, result in governmental investigations and give rise to a host of civil or criminal liabilities.  Any such failure could lead to lower revenues, increased remediation, prevention and other costs and other material adverse effects on our results of operations, financial condition, liquidity and cash flows.

We are pursuing, and may in the future pursue, expansion and acquisition opportunities and other strategic transactions that involve inherent risks, any of which may cause us to not realize anticipated benefits of such expansion and acquisition opportunities.

We have recently completed two acquisitions and may in the future engage in additional strategic transactions, including acquisitions or dispositions of assets or businesses.  These transactions involve numerous risks which may result in our inability to realize the anticipated benefits of the strategic transactions.  We may not be able to successfully identify suitable acquisition or other strategic opportunities or complete any particular acquisition, combination, joint venture or other strategic transaction on acceptable terms, if at all.  Our identification of suitable acquisition candidates and other strategic opportunities involves risks inherent in assessing the values, strengths, weaknesses and profitability of these opportunities including their effects on our business, diversion of our management’s attention and risks associated with unanticipated problems or unforeseen liabilities.  If we are successful in pursuing acquisitions or other strategic opportunities, we may be required to expend significant funds, incur additional debt, or issue additional securities, which may materially and adversely affect our results of operations and be dilutive to our stockholders.  If we spend significant funds or incur additional debt, our ability to obtain financing for working capital or other purposes could decline and we may be more vulnerable to economic downturns and competitive pressures.  In addition, we cannot guarantee that we will be able to finance additional acquisitions or other strategic opportunities, or that we will realize any anticipated benefits from acquisitions or other strategic opportunities.  Should we successfully acquire another business, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing business.

The Company’s financial position and future cash flows could be adversely affected if it is unable to fully realize its deferred tax assets.

As of December 31, 2017, the Company had deferred income tax assets of $35.1 million, much of which are related to net operating loss carryforwards for income taxes in the United States and in certain other taxing jurisdictions. The Company provides a valuation allowance when it is more likely than not that some portion or all of the net deferred tax assets will not be realized.  The use of the Company’s deferred tax assets enables it to satisfy current and future tax liabilities without the use of the Company’s cash resources. If the Company is unable for any reason to generate sufficient taxable income to fully realize its deferred tax assets, or if the use of its net operating loss carryforwards is limited by Internal Revenue Code Section 382 or similar statute, the Company’s financial position and future cash flows would be adversely affected.

There is no established trading market for our common stock and any market for our common stock may be illiquid.

There is no established public market for the common stock.  Our common stock is not listed on any exchange, and we do not intend to apply for any listing.  Our common stock has been traded in the over-the-counter market on the “pink sheets” under the symbol “VKSC.”  Trading on such market is highly illiquid and volatile. In addition, stocks traded over-the-counter generally have a more limited trading volume and exhibit a wide spread between the bid/ask quotations than stock traded on national exchanges.  Many institutional investors have investment policies which prohibit them from trading in over-the-counter stocks.  These factors, among others, can have a significant effect on the market price for our common stock for reasons that are unrelated to our operating and financial performance. There can be no certainty as to:

•                  whether any public market will develop for the common stock;

•                  the liquidity of any such market that may develop;

•                  your ability to sell your common stock; or

•                  the price at which you would be able to sell your common stock.

We do not intend to pay dividends on shares of our common stock in the foreseeable future.

We currently expect to retain our future earnings, if any, for use in the operation and expansion of our business.  We do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future.

The issuance of additional preferred stock or common stock may adversely affect our stockholders.

Our Board has the authority to issue up to approximately 46,800,000 additional shares of our common stock without any further vote or action by our stockholders.  In addition, our Board of Directors has the authority to issue up to 50,000,000 shares of our preferred stock and to determine the terms, including voting rights, of those shares without any further vote or action by our stockholders.  The voting and other rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future.  The issuance of additional shares of common stock would have the effect of diluting common stockholders.  An issuance could occur in the context of a public or private offering of shares of common stock or preferred stock or in a situation where the common stock or preferred stock is used to acquire the assets or stock of another company.

Our Amended and Restated Bylaws include an exclusive forum provision that could limit our stockholders’ ability to obtain a judicial forum viewed by the stockholders as more favorable for disputes with us or our directors, officers or other employees.

Our Amended and Restated Bylaws provide that, unless we consent in writing to the selection of an alternative forum, a state court in the State of Delaware (or, if that court does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer or other employee of the Company to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws (as any of the foregoing may be amended from time to time); or (iv) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine.  This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage lawsuits against us or our directors or officers.  Alternatively, if a court outside of Delaware were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

FORWARD-LOOKING STATEMENTS

This report includes “forward-looking statements.”  Forward-looking statements are those that do not relate solely to historical fact. These statements relate to future events or our future financial performance and implicate known and unknown risks, uncertainties and other factors that may cause the actual results, performances or levels of activity of our business or our industry to be materially different from that expressed or implied by any such forward-looking statements. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. In some cases, you can identify forward-looking statements by use of words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will,” “would,” “could,” “predict,” “propose,” “potential,” “may” or words or phrases of similar meaning. Statements concerning our financial position, business strategy and measures to implement that strategy, including changes to operations, competitive strengths, goals, plans, references to future success and other similar matters are forward-looking statements. Forward-looking statements may relate to, among other things:

•                  our ability to meet liquidity requirements and to fund necessary capital expenditures;

•                  the strength of demand for our products, prices for our products and changes in overall demand;

•                  assessment of market and industry conditions and changes in the relative market shares of industry participants;

•                  consumption patterns and consumer preferences;

•                  the effects of competition and competitor responses to our products and services ;

•                  our ability to realize operating improvements and anticipated cost savings;

•                  pending or future legal proceedings and regulatory matters;

•                  general economic conditions and their effect on our business;

•                  changes in the cost or availability of raw materials and changes in energy prices or other costs;

•                  pricing pressures for our products;

•                  the cost of and compliance with environmental laws and other governmental regulations;

•                  our results of operations for future periods;

•                  our anticipated capital expenditures;

•                  our ability to pay, and our intentions with respect to the payment of, dividends on shares of our capital stock;

•                  our ability to protect our intellectual property;

•                  economic and industry conditions affecting our customers and suppliers

•                  our ability to identify, complete and integration acquisitions; and

•                  our strategy for the future, including opportunities that may be presented to and/or pursued by us.

These forward-looking statements are not guarantees of future performance. Forward-looking statements are based on management’s expectations that involve risks and uncertainties.  These risks and uncertainties may include those discussed in “Risk Factors.” Other risks besides those listed in “Risk Factors” can adversely affect us, and new risk factors can emerge from time to time. It is not possible for us to predict all of these risks, nor can we assess the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in the forward-looking statements. Given these risks and uncertainties, we urge you to read this offering circular completely and with the understanding that actual future results may be materially different from what we plan or expect. The Company does not undertake and specifically declines any obligation to publicly release the results of any revisions to these forward looking statements that may be made to reflect future events or circumstances after the date of such statements or the reflect the occurrence of anticipated or unanticipated events.

Item 2.         MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company Overview

The Company operates in the casing product segment of the food industry.  Viskase is a worldwide leader in the production and sale of cellulosic, fibrous and plastic casings for the processed meat and poultry industry.  Viskase currently operates eleven manufacturing facilities, six distribution centers and three service centers throughout North America, Europe, South America and Asia.  Viskase provides value-added support services relating to these products for some of the world’s largest global consumer products companies.  Viskase is one of the two largest worldwide producers of non-edible cellulosic casings for processed meats and one of the three largest manufacturers of non-edible fibrous casings.

Our net sales are driven by consumer demand for meat products and the level of demand for casings by processed meat manufacturers, as well as the average selling prices of our casings. Specifically, demand for our casings is dependent on population growth, overall consumption of processed meats and the types of meat products purchased by consumers. Average selling prices are dependent on overall supply and demand for casings and our product mix.

Our cellulose, fibrous and plastic casing extrusion operations are capital-intensive and are characterized by high fixed costs. Our finishing operations are labor intensive. The industry’s operating results have historically been sensitive to the global balance of capacity and demand. The industry’s extrusion facilities produce casings under a timed chemical process and operate continuously.

Our contribution margin varies with changes in selling price, input material costs, labor costs and manufacturing efficiencies. The total contribution margin increases as demand for our casings increases. Our financial results benefit from increased volume because we do not have to increase our fixed cost structure in proportion to increases in demand. For certain products, we operate at near capacity in our existing facilities. We regularly evaluate our capacity and projected market demand.  We believe the current and planned cellulosic production capacity in our industry exceeds global demand, and will continue to do so in the near term.

Comparison of Results of Operations for Years Ended December 31, 2017, 2016 and 2015.

The following discussion compares the results of operations for the fiscal year ended December 31, 2017 to the results of operations for the fiscal year ended December 31, 2016, and compares the results of operations for the fiscal year ended December 31, 2016 to the results of operations for the fiscal year ended December 31, 2015. We have provided the table below in order to facilitate an understanding of this discussion. The table shows our results of operations for the 2017, 2016 and 2015 fiscal years.

The table (dollars in millions) is as follows:

	Year		Year		Year
	Ended		Ended		Ended
	Dec		Dec		Dec
	31, 2017		31, 2016		31, 2015

NET SALES	$392.0	19.2%	$328.8	-4.3%	$343.6

Cost of sales	296.1	19.6%	247.6	-4.4%	258.9

Selling, general and administrative	62.6	20.6%	51.9	-1.3%	52.6
Amortization of intangibles	1.6	NM	—	NM	—
Asset impairment	1.8	NM	—	NM	0.4
Restructing expense	1.7	-64.6%	4.8	77.8%	2.7

OPERATING INCOME	28.2	15.1%	24.5	-15.5%	29.0

Interest expense, net of income	13.1	4.8%	12.5	0.8%	12.4
Other (income), net	(1.1)	-8.3%	(1.2)	NM	5.4
Income tax provision	20.4	168.4%	7.6	-23.2%	9.9

NET INCOME	$(4.2)	NM	$5.6	330.8%	$1.3

NM= Not meaningful when comparing positive to negative numbers or to zero.

2017 Versus 2016

Net Sales.  Our net sales for 2017 were $392.0 million, which represents an increase of $63.2 million or 19.2% from the prior year. Net sales increased $81.1 million from volume mainly due to acquisitions, offset by a decrease of $17.8 million due to price and mix and $0.1 million due to foreign currency translation.

Cost of Sales.  Cost of sales for 2017 increased 19.6% from the comparable prior year period. The increase is due to higher sales volume from the acquisitions.

Selling, General and Administrative Expenses.  We increased selling, general and administrative expenses from $51.9 million in 2016 to $62.6 million in 2017. The increase is mainly due to $13.1 in additional costs from the acquired companies offset by synergies achieved in the existing business.

Amortization of Intangibles.  The Company incurred an expense of $1.6 million on the amortization of $24.8 million of intangibles recognized with the acquisitions.

Asset Impairment Charge.  The Company incurred an asset impairment charge of $1.8 million in 2017 related to the write down of certain production equipment taken out of service in the shutdown of its Warsaw, Poland manufacturing facility and other immaterial equipment impairments.

Restructuring Expense.  Restructuring expense of $1.7 million during of 2017 resulted from the closure of our manufacturing operation in Warsaw, Poland. The plan involved the involuntary termination of approximately 13 employees and included an operating lease liability of $1.3 million. The Company anticipates an annual savings of $0.6 million per year when the plan is fully implemented and a similar cash flow savings when the Warsaw facility is subleased.

During 2016, the Company recognized a restructuring expense of $4.8 million. The total included $1.8 million of expense related to a board-approved plan of restructuring of our French subsidiary operations. The Company exited its French plastics, printing, and MP coating operations, along with a targeted downsizing of its production and overhead personnel with a projected annual savings of $2 million per year in operating cost. The Company recognized a cost of $0.7 million related to the relocation of its North American finishing operations and $2.3 million related to the voluntary employee reduction of its North American headquarters during 2016. Management anticipates these restructuring plans will save $1 million per year of operating expense and the same amount for cash flow.

Operating Income.  Operating income for 2017 was $28.2 million, representing an increase of $3.7 million from the prior year. The increase in operating income was primarily due to higher gross profit.

Interest Expense.  Interest expense, net of interest income, for 2017 was $13.1 million, representing an increase of $0.6 million compared to 2016. The increase is a result of a higher interest rate on our Term loan and a new capital lease from an acquisition.

Other (Income) Expense.  Other income for 2017 was approximately $1.1 million, representing a decrease of $0.1 million over other income of $1.2 million in 2016.  The increase is primarily due to higher income related to foreign currency translation.

Income Tax (Provision).  During 2017, an income tax expense of $20.4 million was recognized on the income before income taxes of $16.2 million compared to income tax expense of $7.6 million in 2016. The 2017 effective income tax rate was 126.2% compared to 57.9% for 2016. The Company’s 2017 income tax expense and rate differ from the amount of income tax determined by applying the U.S. Federal income tax rate to pre-tax income primarily as a result of a $16.1 million increase for tax reform offset by a reduction of $1.4million in uncertain tax positions. The $16.1 million increase from tax reform includes $13.8 million due to the change in tax rate and $2.3 million from mandatory repatriation of foreign earnings.

Primarily as a result of the factors discussed above, net loss was ($4.2) million compared to net income of $5.6 million for 2016.

2016 Versus 2015

Net Sales.  Our net sales for 2016 were $328.8 million, which represents a decrease of $14.8 million or 4.3% from the prior year. Net sales decreased $3.1 million from volume, $9.1 million due to price and mix and $2.6 million due to foreign currency translation.

Cost of Sales.  Cost of sales for 2016 decreased 4.4% from the comparable prior year period. The decrease is due to lower sales volume and improved plant efficiencies.

Selling, General and Administrative Expenses.  We reduced selling, general and administrative expenses from $52.6 million in 2015 to $51.9 million in 2016. This can be attributed to a one-time non-income tax accrual recognized in 2015 offset by higher pension expense recorded in 2016.

Asset Impairment Charge.  The Company incurred an asset impairment charge of $0.4 million in 2015 related to the write down of certain production equipment taken out of service.

Restructuring Expense.  During 2016, the Company recognized a restructuring expense of $4.8 million. The total included $1.8 million of expense related to a board-approved plan of restructuring of our French subsidiary operations. The Company will exit its French plastics, printing, and MP coating operations, along with a targeted downsizing of its production and overhead personnel with a projected annual savings of $2 million per year in operating cost. The Company recognized a cost of $0.7 million related to the relocation of its North American finishing operations and $2.3 million related to the voluntary employee reduction of its North American headquarters during 2016. Management anticipates these restructuring plans will save $1 million per year of operating expense starting in 2017 and the same amount for cash flow starting in 2018.

Operating Income.  Operating income for 2016 was $24.5 million, representing a decrease of $4.5 million from the prior year. The decrease in operating income was primarily due to lower gross profit and increased restructuring expense.

Interest Expense.  Interest expense, net of interest income, for 2016 was $12.5 million, representing an increase of $0.1 million compared to 2015.

Other (Income) Expense.  Other income for 2016 was approximately $1.2 million, representing an increase of $6.6 million over other expense of $5.4 million in 2015.  The increase is primarily due to higher income related to foreign currency translation.

Income Tax (Provision).  During 2016, an income tax expense of $7.6 million was recognized on the income before income taxes of $13.2 million compared to income tax expense of $9.9 million in 2015. The 2016 effective income tax rate was 57.9% compared to 88.4% for 2015. The Company’s 2016 income tax expense and rate differ from the amount of income tax determined by applying the U.S. Federal income tax rate to pre-tax income primarily as a result of a $1.6 million increase for uncertain tax positions and $2.0 for permanent differences from translation losses and obsolete inventory that are recurring in nature. Permanent translation gains/losses occur due to the functional currency of our Brazilian subsidiary being the U.S. dollar. The Company’s 2015 income tax expense and rate differ from the amount of income tax determined by applying the U.S. Federal income tax rate to pre-tax income primarily as a result of a $2.5 foreign exchange impact on deferred tax positions, $1.1 million increase for uncertain tax positions and $1.1 million related to foreign tax expense adjustment.

Primarily as a result of the factors discussed above, net income was $5.6 million compared to net income of $1.3 million for 2015.

Liquidity and Capital Resources

Cash and cash equivalents decreased by $23.0 million during 2017. Net cash provided by operating activities were $23.7 million and used in investing activities were $56.5 million. Net cash provided by financing activities were $7.9 million.  Cash flows provided by operating activities were principally attributable to results from operations, but have been impacted by an increased need in working capital. Our inventory needs and trade receivable needs have increased in recent years due to the needs of emerging markets in our foreign operations. For certain of our non-U.S. customers, we have historically shipped finished products from our U.S. facilities. We have implemented changes as a result of which we transport semi-finished products to one of our non-U.S. facilities, where the products are finished and then shipped to customers. As a result of this change, the semi-finished product inventory remains inventory for a longer period of time while it is being shipped from the U.S. to our non-U.S. facilities, with a corresponding increase to our inventories. With respect to trade receivables, customary payment terms of approximately 90 days are longer in markets served from our facilities in Brazil and the Philippines than they are in other markets. As our business served from these facilities has increased, particularly in markets served from our Brazilian facility, we have experienced an increase in our trade receivables. Cash flows used in investing activities were principally attributable to the acquisition completed in early 2017 and capital expenditures. Cash flows provided by financing activities principally consisted of borrowings under our Revolving Credit Facility and proceeds under the Restructured Term Loan.

Cash and cash equivalents increased by $1.8 million during 2016. Net cash provided by operating activities were $28.4 million and used in investing activities were $22.1 million. Net cash used by financing activities were $4.3 million. Cash flows provided by operating activities were principally attributable to results from operations, plus depreciation of $19.1 million and a reduction in working capital of $4.0 million. Cash flows used in investing activities were principally attributable to the Darmex acquisition completed in the fourth quarter of 2016 and capital expenditures. Cash flows used in financing activities principally consisted of repayments under our Term Loan.

Cash and cash equivalents decreased by $2.0 million during 2015. Net cash provided by operating activities were $24.9 million and used in investing activities were $22.0 million. Net cash used by financing activities were $3.8 million. Cash flows provided by operating activities were principally attributable to results from operations, plus depreciation of $18.8 million, deferred income taxes of $3.1 million, $1.4 million on loss for disposition of assets offset by an increase in working capital of $0.9 million. Cash flows used in investing activities were principally attributable to capital expenditures of $22.0. Cash flows used in financing activities principally consisted of repayments under our Term Loan.

Our cash held in foreign banks was $13.6 million (against a total cash balance of $17.6 million) and $27.2 million (against a total cash balance of $41.2 million) as of December 31, 2017 and December 31, 2016, respectively. Any cash held by our foreign subsidiaries does not have a significant impact on our overall liquidity, but if we fail to generate sufficient cash through our domestic operations, our foreign operations could be a potential source of liquidity.

As of December 31, 2017 the Company had positive working capital of approximately $147.3 million including restricted cash of $1.5 million, with additional amounts available under its Revolving Credit Facility.

On November 14, 2007, the Company entered into a secured revolving credit facility (“Revolving Credit Facility”), which has been subsequently amended.

On January 30, 2014, the Company entered into an Amendment Agreement to the Revolving Credit Facility, together with an amended Loan Agreement, with Icahn Enterprises Holdings L.P. (“IEH”). Drawings under the amended Revolving Credit Facility bear interest at daily three month LIBOR plus 2.0%. The amended Revolving Credit Facility also provides for an unused line fee of 0.375% per annum.

On March 1, 2016, the Company entered into the Tenth Amendment to the Loan and Security Agreement with respect to the Revolving Credit Facility, extending the maturity date of the Revolving Credit Facility from January 30, 2017 to January 30, 2020. The amendment included a fee of $125,000 for the extension.

Indebtedness under the amended Revolving Credit Facility is secured by liens on substantially all of the Company’s domestic and Mexican assets, with liens on (i) accounts, inventory, lockboxes, deposit accounts and investment property (the “ABL Priority Collateral’) to be contractually senior to the liens securing the Term Loan (as hereafter defined) pursuant to an intercreditor agreement, (ii) real property, fixtures and improvements thereon, equipment and proceeds thereof (the “Fixed Asset Priority Collateral”), to be contractually subordinate to the liens securing the Term Loan pursuant to such intercreditor agreement, and (iii) all other assets, to be contractually pari passu with the liens securing the Term Loan pursuant to such intercreditor agreement. Our future direct or indirect material domestic subsidiaries are required to guarantee the obligations under the amended Revolving Credit Agreement, and to provide security by liens on their assets as described above.

The amended Revolving Credit Facility contains various covenants which restrict the Company’s ability to, among other things, incur indebtedness, create liens on our assets, make investments, enter into merger, consolidation or acquisition transactions, dispose of assets (other than in the ordinary course of business), make certain restricted payments, enter into sale and leaseback transactions and transactions with affiliates, in each case subject to permitted exceptions. The amended Revolving Credit Facility also requires that we comply with certain financial covenants, including meeting a minimum EBITDA requirement and limitations on capital expenditures, in the event our usage of the Revolving Credit Facility exceeds 90% of the facility amount. The Company is in compliance with the Revolving Credit Facility covenants as of December 31, 2017.

The Company had $3.0 million of borrowings and an additional $22.0 million of availability under the amended Revolving Credit Facility as of December 31, 2017.

In its foreign operations, the Company has unsecured lines of credit with various banks providing approximately $8.0 million of availability. There were no borrowings under the lines of credit at December 31, 2017.

On January 30, 2014, the Company entered into a Credit Agreement with UBS AG, Stamford Branch (“UBS”), as Administrative Agent and Collateral Agent, and the Lenders parties thereto, providing for a $275 million senior secured covenant lite term loan facility (“Term Loan”).  The Term Loan bears interest at a LIBOR Rate plus 3.25% (with the LIBOR Rate carrying a 1.00% floor or at a Base Rate equal to the sum of (1) the greatest of (a) the Prime Rate, (b) the Federal Funds Effective Rate plus 0.50%, (c) one-month LIBOR plus 1.0%, or (d) 2.0%, plus (2) 2.25%). As of December 31, 2017, the interest rate was 4.875% on the Term Loan.  The Term Loan has a contractual obligation to repay 1% per year and this amount is carried as short term debt.  The Term Loan has a maturity date of January 30, 2021. The Term Loan is subject to certain additional mandatory prepayments upon asset sales, incurrence of indebtedness not otherwise permitted, and based upon a percentage of excess cash flow. Prepayments on the Term Loan may be made at any time.

Indebtedness under the Term Loan is secured by liens on substantially all of the Company’s domestic and Mexican assets, with liens on (i) the Fixed Asset Priority Collateral, to be contractually senior to the liens securing the Revolving Credit Facility pursuant to the intercreditor agreement, (ii) the ABL Priority Collateral, to be contractually subordinate to the liens securing the Revolving Credit Facility pursuant to the intercreditor agreement, and (iii) all other assets, to be contractually pari passu with the liens securing the Revolving Credit Facility pursuant to the intercreditor agreement.  Our future direct or indirect material domestic subsidiaries are required to guarantee the obligations under the Term Loan, and to provide security by liens on their assets as described above.

On December 30, 2016, the Company entered into a Share and Asset Purchase Agreement to purchase all of the shares in CT Casings Beteiligungs GmbH and certain assets of Poly-clip Systems LLC.  As part of the consideration for the purchase, a former seller shareholder loan was restructured and remained outstanding at the January 10, 2017 closing in the original amount of €9.8 million (“Restructured Term Loan”) or $10.3 million.  After reductions for post-closing adjustments, the balance on the Restructured Term Loan was €8.1 million or $9.7 million as of December 31, 2017.  The Restructured Term Loan is due for repayment as follows: €1.7 million was paid on January 10, 2018; and the balance of €6.4 million is due on January 10, 2020. The Restructured Term Loan bears no interest, and was recorded for a book value of €7.3 million using an imputed interest rate of 4%.

Pension and Postretirement Benefits

Our long-term pension and postretirement benefit liabilities totaled $78.4 million at December 31, 2017.

Expected annual cash contributions for U.S. pension liabilities are expected to be (in millions):

	2018	2019	2020	2021	2022

Pension	$3.1	$6.6	$7.4	$6.7	$7.4

Contract Obligations

As of December 31, 2017, the aggregate maturities of debt(1) and leases for each of the next five years are (in million):

	2018	2019	2020	2021	2022	Thereafter

Term Loan Facility	$2.8	$2.8	$2.7	$255.8	$—	$—
Revolving Credit Facility	—	—	3.0	—	—	—
Restructured Term Loan	2.0	—	7.7	—	—	—
Capital Leases	0.5	0.5	0.5	—	—	—
Operating Leases	4.9	4.8	4.9	4.9	2.5	13.8
Other	—	—	—	—	—	1.0
	$10.2	$8.1	$18.8	$260.7	$2.5	$14.8

(1)         The aggregate maturities of debt represent amounts to be paid at maturity and not the current carrying value.

Critical Accounting Policies

The financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America and include the use of estimates and assumptions that affect a number of amounts included in the Company’s financial statements, including, among other things, pensions and other postretirement benefits and related disclosures, reserves for excess and obsolete inventory, allowance for doubtful accounts, and income taxes.  Management bases its estimates on historical experience and other assumptions that we believe are reasonable.  If actual amounts are ultimately different from previous estimates, the revisions are included in the Company’s results for the period in which the actual amounts become known.  Historically, the aggregate differences, if any, between the Company’s estimates and actual amounts in any year have not had a significant effect on the Company’s consolidated financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash equivalents to consist of all highly liquid debt investments purchased with an initial maturity of approximately three months or less.  Due to the short-term nature of these instruments, the carrying values approximate the fair market value.  Cash equivalents include $0.2 million of short-term investments at December 31, 2017 and December 31, 2016.  Of the cash held on deposit, essentially all of the cash balance was in excess of amounts insured by the Federal Deposit Insurance Corporation or other foreign provided bank insurance.  The Company performs periodic evaluations of these institutions for relative credit standing and has not experienced any losses as a result of its cash concentration.  Consequently, no significant concentrations of credit risk are considered to exist.

Receivables

Trade accounts receivable are classified as current assets and are reported net of allowance for doubtful accounts and a reserve for returns.  This estimated allowance is primarily based upon our evaluation of the financial condition of each customer, each customer’s ability to pay and historical write-offs.

Inventories

Inventories are valued at the lower of first-in, first-out (“FIFO”) cost or market.

Property, Plant and Equipment

The Company carries property, plant and equipment at cost less accumulated depreciation. Property and equipment additions include acquisition of property and equipment and costs incurred for computer software purchased for internal use including related external direct costs of materials and services and payroll costs for employees directly associated with the project.  Upon retirement or other disposition, cost and related accumulated depreciation are removed from the accounts, and any gain or loss is included in results of operations.  Depreciation is computed on the straight-line method using a half year convention over the estimated useful lives of the assets ranging from (i) building and improvements - 10 to 32 years, (ii) machinery and equipment - 4 to 12 years, (iii) furniture and fixtures - 3 to 12 years, (iv) auto and trucks - 2 to 5 years, (v) data processing — 3 to 7 years and (vi) leasehold improvements - shorter of lease or useful life.

In the ordinary course of business, we lease certain equipment, consisting mainly of autos, and certain real property. Real property consists of manufacturing, distribution and office facilities.

Deferred Financing Costs

Deferred financing costs are presented in the balance sheet as a direct deduction from the carrying amount of debt liability and amortized as expense using the effective interest rate method over the expected term of the related debt agreement.  Amortization of deferred financing costs is classified as interest expense.

Patents, Trademarks and Goodwill

Patents and trademarks are amortized on the straight-line method over an estimated average useful life of 10 years.

We evaluate the carrying value of goodwill annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.  Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator.  Goodwill impairment testing involves a two-step process.  Step 1 compares the fair value of our reporting units to their carrying values.  If the fair value of the reporting unit exceeds its carrying value, no further analysis is necessary.  The reporting unit fair value is based upon consideration of various valuation methodologies, including guideline transaction multiples, multiples of current earnings, and projected future cash flows discounted at rates commensurate with the risk involved.  If the carrying amount of the reporting unit exceeds its fair value, Step 2 must be completed to quantify the amount of impairment. Step 2 calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit, from the fair value of the reporting unit as determined in Step 1.  The implied fair value of goodwill determined in this step is compared to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss, equal to the difference, is recognized.

Long-Lived Assets

The Company continues to evaluate the recoverability of long-lived assets including property, plant and equipment, trademarks and patents.  Impairments are recognized when the expected undiscounted future operating cash flows derived from long-lived assets are less than their carrying value.  If impairment is identified, valuation techniques deemed appropriate under the particular circumstances will be used to determine the asset’s fair value.  The loss will be measured based on the excess of carrying value over the determined fair value.  The review for impairment is performed whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

Shipping and Handling

The Company periodically bills customers for shipping charges.  These amounts are included in net revenue, with the associated costs included in cost of sales.

Pensions and Other Postretirement Benefits

The Company uses appropriate actuarial methods and assumptions in accounting for its defined benefit pension plans and non-pension postretirement benefits.

Actual results that differ from assumptions used are accumulated and amortized over future periods and, accordingly, generally affect recognized expense and the recorded obligation in future periods. Therefore, assumptions used to calculate benefit obligations as of the end of a fiscal year directly impact the expense to be recognized in future periods. The primary assumptions affecting the Company’s accounting for employee benefits as of December 31, 2017 are as follows:

•                  Long-term rate of return on plan assets:  The required use of the expected long-term rate of return on plan assets may result in recognized returns that are greater or less than the actual returns on those plan assets in any given year.  Over time, however, the expected long-term rate of return on plan assets is designed to approximate actual earned long-term returns.  The Company uses long-term historical actual return information, the mix of investments that comprise plan assets, and future estimates of long-term investment returns by reference to external sources to develop an assumption of the expected long-term rate of return on plan assets.  The expected long-term rate of return is used to calculate net periodic pension cost. In determining its pension obligations, the Company is using a long-term rate of return on U.S. plan assets of 7.50% for 2017.  The Company is using a long-term rate of return on French plan assets of 3.20% for 2017.  The German pension plan has no assets.

•                  Discount rate: The discount rate is used to calculate future pension and postretirement obligations. The Company is using a Mercer Bond yield curve in determining its pension obligations.  The Company is using a discount rate of 4.47% for 2017.  The Company is using a weighted average discount rate of 1.77% on its non-U.S. pension plans for 2017.

Income Taxes

Deferred tax assets and liabilities are measured using enacted tax laws and tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.  In addition, the amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be realized on a more likely than not basis. Interest and penalties related to unrecognized tax benefits are included as a component of tax expense.

Other Comprehensive Income (Loss)

Other Comprehensive Income (Loss) Comprehensive income (loss) includes all other non-stockholder changes in equity. Changes in other comprehensive income (loss) in 2017 and 2016 resulted from changes in foreign currency translation and minimum pension liability.

Revenue Recognition

Revenues are recognized at the time products are shipped to the customer, under F.O.B shipping point, customer pick up or F.O.B port terms, which is the point at which title is transferred, the customer has the assumed risk of loss, and when payment has been received or collection is reasonably assured.  Revenues are net of discounts, rebates and allowances.  Viskase records all labor, raw materials, in-bound freight, plant receiving and purchasing, warehousing, handling and distribution costs as a component of costs of sales.

Acquisitions of Businesses

We account for business combinations under the acquisition method of accounting (other than acquisitions of businesses under common control), which requires us to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values.  While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, our estimates are inherently uncertain and subject to refinement.

Accounting for business combinations requires us to make significant estimates and assumptions, especially at the acquisition date including our estimates for intangible assets, contractual obligations assumed, pre-acquisition contingencies, and contingent consideration, where applicable. In valuing our acquisitions we estimate fair values based on industry data and trends and by reference to relevant market rates and transactions, and discounted cash flow valuation methods, among other factors.  The discount rates used were commensurate with the inherent risks associated with each type of asset and the level and timing of cash flows appropriately reflect market participant assumptions.  The primary items that generate goodwill include the value of the synergies between the acquired company and our existing businesses and the value of the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset.

Financial Instruments

The Company routinely enters into fixed price natural gas agreements which require us to purchase a portion of our natural gas each month at fixed prices. These fixed price agreements qualify for the “normal purchases” scope exception under derivative and hedging standards, therefore the natural gas purchases under these contracts were expensed as incurred and included within cost of sales. Future annual minimum purchases remaining under the agreement are $1.6 million at December 31, 2017.

The Company’s financial instruments include cash and cash equivalents, accounts receivable and accounts payable. The carrying amounts of these financial assets and liabilities approximate fair value due to the short maturities of these instruments.

New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (“ASU 2014-09), Revenue from Contracts with Customers, which supersedes most of the current revenue recognition requirements. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. On July 9, 2015, the FASB board voted to defer the effective date to annual reporting periods beginning after December 15, 2018 and interim periods within annual periods beginning after December 15, 2019 (early adoption is permitted no earlier than the original effective date). The guidance permits the use of either a retrospective or cumulative effect transition method.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarify the implementation guidance on principal versus agent considerations. The effective date to annual reporting periods beginning after December 15, 2018 and interim periods within annual periods beginning after December 15, 2019 (early adoption is permitted no earlier than the original effective date). The Company will adopt the provisions of ASU 2014-09 and ASU 2016-08 on January 1, 2018 using the modified retrospective application method.

Revenues are recognized at the time products are shipped to the customer (i.e. point in time), under F.O.B shipping point, customer pick up or F.O.B port terms. As such, the Company expects the adoptions of ASU 2014-09 and ASU 2016-08 will have no significant impact to the Company’s financial position or results of operations, and the Company will present the disclosures required by these new standards.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory.” This update provides that an entity should measure inventory with the scope of the update at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The adoption of this guidance will have an immaterial effect on our consolidated financial position, results of operations, comprehensive income, cash flows and disclosures.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. This new standard provides guidance on how entities measure certain equity investments and present changes in the fair value. This standard requires that entities measure certain equity investments that do not result in consolidation and are not accounted for under the equity method at fair value and recognize any changes in fair value in net income. ASU 2016-01 is effective for fiscal years beginning after December 31, 2017. The adoption of this guidance had an immaterial impact on the Company’s financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right of use asset and related lease liability for those leases classified as operating leases at the commencement date and have lease terms of more than 12 months. This topic retains the distinction between finance leases and operating leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those years, and must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company is currently evaluating the provisions of this guidance and assessing its impact on the Company’s financial statements and disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation- Improvements to Employee Share-Based Payment Accounting (Topic 718), which involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under the new standard, income tax benefits and deficiencies are to be recognized as income tax expense or benefit in the income statement and the tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity should also recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess tax benefits should be classified along with other income tax cash flows as an operating activity. In regards to forfeitures, the entity may make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. The Company adopted this ASU for fiscal years beginning after December 15, 2016 including interim periods. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations, comprehensive income, cash flows and disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments, which amends FASB ASC Topic 230, Statement of Cash Flows. This ASU seeks to reduce the diversity currently in practice by providing guidance on the presentation of eight specific cash flow issues in the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. We currently are evaluating the impact of this guidance on our consolidated statement of cash flows.

In October 2016, the FASB issued ASU No. 2016-16, Intra-Entity Transfers of Assets Other Than Inventory, which amends FASB ASC Topic 740, Income Taxes. This ASU requires the recognition of income tax consequences of an intraentity transfer of an asset other than inventory when the transfer occurs. Current U.S. GAAP prohibits the recognition of current and deferred incomes taxes for an intra-entity asset transfer until the asset has been sold to an outside party. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of this guidance on our consolidated financial position, results of operations, comprehensive income, cash flows and disclosures.

In November 2016, the FASB issued ASU No. 2016-18, Restricted Cash, which amends FASB ASC Topic 230, Statement of Cash Flows. This ASU requires that the statement of cash flows explain the change during the period total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted.  We are currently evaluating the impact of this guidance on our consolidated financial position, results of operations, comprehensive income, cash flows and disclosures.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles-Goodwill and Other” (Topic 350). This ASU modifies the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity no longer will determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Because the update will eliminate Step 2 from the goodwill impairment test, it should reduce the cost and complexity of evaluating goodwill for impairment. This ASU is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2020, with early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.

In March 2017, the FASB issued ASU No. 2017-07, Retirement Benefits, which amends FASB ASC Topic 715, Compensation - Retirement Benefits. This ASU requires entities to present the service cost component of net periodic benefit cost in the same line item or items in the financial statements as other compensation costs arising from services rendered by the pertinent employees during the period. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of this guidance on our consolidated financial position, results of operations, comprehensive income, cash flows and disclosures.

In August 2017, the FASB issued ASU 2017-12, Targeting Improvements to Accounting for Hedging Activities, which amends FASB ASC Topic 815, Derivatives and Hedging. This ASU includes amendments to existing guidance to better align an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. This ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of this guidance on our consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which amends FASB ASC Topic 220, Income Statement - Reporting Comprehensive Income. This ASU allows a reclassification out of accumulated other comprehensive loss within equity for standard tax effects resulting from the Tax Cuts and Jobs Act and consequently, eliminates the stranded tax effects resulting from the Tax Cuts and Jobs Act. This ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of this guidance on our consolidated financial statements.

Item 3.   DIRECTORS AND OFFICERS

The following table sets forth certain information regarding the members of our board of directors, each of whom is elected at each annual meeting of stockholders and serves until his successor is elected and qualified or until his earlier resignation or removal, and our executive officers:

Name	Age	Position

Thomas D. Davis	62	Chairman of the Board, President and Chief Executive Officer
Michael D. Schenker	64	General Counsel, Executive Vice President, Chief Administrative Officer and Secretary
Mark Cole	53	Vice President and Chief Financial Officer
Michael Blecic	49	Chief Accounting Officer and Treasurer
Christopher Meyers	47	Vice President of Global Commercial Strategy
John G. Becker	51	Vice President of Manufacturing Operations
Maria Kozareva	47	Vice President of Human Resources
Steven Walsh	56	Vice President of Product and Technology Innovation
John R. Hayes	58	Assistant Treasurer
Denise Barton	60	Director
Jonathan Frates	35	Director
Michael Nevin	34	Director
Peter Reck	51	Director
Peter K. Shea	67	Director

Thomas D. Davis has served on our Board since 2007, as our Chairman since 2011, and as our President and Chief Executive Officer since November 2007.  Mr. Davis also serves on the Board of Directors of Welbilt, Inc., which is partially owned indirectly by Carl C. Icahn.  Prior to joining the Company, from July 2007 to October 2007, he served as an independent consultant to the Company.  From January 2000 to December 2006, Mr. Davis served as the President and Chief Executive Officer of Specialty Foods Group, Inc.  From December 1996 to December 1999, he served as Executive Vice President for Smithfield Foods, Inc.  Mr. Davis holds a B.S. in Chemistry from The State University of New York at Plattsburgh and an M.B.A. from Benedictine University.

Michael D. Schenker has been employed by Viskase since April 2013 as General Counsel, Executive Vice President, Chief Administrative Officer and Secretary.  He previously served as Senior Counsel at Winston & Strawn LLP from January 2008 through March 2013.  Prior to that, Mr. Schenker served for six years as General Counsel, Senior Vice President and Secretary of Stellex Aerostructures, Inc., a major aerospace and defense manufacturer, and for several years as General Counsel and Managing Director for a diversified private equity firm.  Mr. Schenker practiced business, corporate, and commercial law for almost two decades at a respected Midwestern law firm, where he served as a member of the firm’s executive committee and headed the firm’s business and financial practice.  Mr. Schenker holds a B.A. from Allegheny College and a J.D. from Case Western Reserve University School of Law.

Mark Cole has been employed by Viskase since May 2017 as VP & CFO.  Prior to joining Viskase, Mr. Cole worked for WhiteWave Foods, based in Denver, where he was VP and CFO of their Fresh Foods business.  He has over 30 years of domestic and international experience and has held senior leadership roles, in Finance, Supply Chain and General Management while working at WhiteWave, Tate and Lyle, Kraft Foods, and CaseNewHolland.  Mr. Cole received his B.A. degree in Accounting from Marquette University, and a M.B.A degree in Finance and Strategy from the University of Chicago. He is also a C.P.A.

Michael Blecic has been employed by Viskase since 1997 and has been our Chief Accounting Officer and Treasurer since February 2013.  He previously served as interim Chief Accounting Officer and Treasurer from June 2012 to February 2013 and as Director of Finance from July 2005 to June 2012.  Mr. Blecic holds a Bachelor of Science in Accounting from the University of Illinois at Chicago.

Christopher Meyers has been employed by Viskase since September 2017.  Prior to joining Viskase, Mr. Meyers spent 24 years in various sales and marketing roles, most notably as Director of Industrial Sales & Marketing for Morton Salt in their $275MM B2B division.  Most recently, he had a sales leadership role in global specialty fruit and vegetable manufacturer Taura Natural Ingredients, a Frutarom company, based in Belgium and New Zealand.  Mr. Meyers has a Bachelor of Science degree in Chemical Engineering from the Pennsylvania State University, University Park, PA.

John G. Becker has been employed by Viskase since March 2017.  Mr. Becker held the position of Vice President Operations for BWAY Corporation’s $800M, Plastic Operation. Prior to BWAY Corporation, he held the role of Executive Vice President of Operations for Constar International, a leading rigid container manufacturer.  Mr. Becker has held various Executive and Senior Leadership roles in various companies within the food packaging industry including Pactiv Corporation, Prairie Packaging, Tenex Corporation, and Solo Cup Company.  He has a Bachelor of Science in Industrial Engineering and Management Sciences from Northwestern University, Evanston, Illinois, and a Master of Science in Accountancy from DePaul University in Chicago, Illinois.  Mr. Becker also received his CPA certification in the State of Illinois.

Maria Kozareva has been employed by Viskase since August 2011 and has been our Vice President of Global Human Resources since January 1, 2017.  She previously served as Global Director of Human Resources and before that she was Director Human Resources Americas. Prior to Viskase, Ms. Kozareva held various human resources positions with US TSUBAKI and Parkway Bank and Trust Co.  Ms. Kozareva earned a Master’s degree in Economics and International Tourism from the University for National and World Economy (UNWE) in Sofia, Bulgaria and a Master’s in Human Resources Development from Northeastern Illinois University.

Steven Walsh has been employed by Viskase since March 2016. He comes to Viskase from Plasma Surgical, Inc., a surgical systems device manufacturer, where he served as Vice President of Research and Development. He has a Doctor of Philosophy degree in Macromolecular Science and Engineering from Case Western University where he also earned a Master’s Degree in the same field. Mr. Walsh also has a Bachelor of Science Degree in Plastics Engineering from the University of Lowell/University of Massachusetts - Lowell, in Lowell Massachusetts.

John R. Hayes has been employed by Viskase since 2008 and has served as our Assistant Treasurer, since January 2014.  Mr. Hayes held several sales and financial positions with increasing responsibility with Brunswick Corporation for over 24 years prior to joining Viskase.  Mr. Hayes earned his Bachelor degree from Purdue University and M.S. in Management - Business Administration from The Pennsylvania State University.

Denise Barton has served on the Board of Directors for Trump Entertainment Resorts, Inc. (“TERI”) since February 2016.  Ms. Barton served as the Chief Financial Officer for Land Holdings I, LLC since inception through February 2017.  The company was formed to develop, own and operate the Scarlet Pearl Casino Resort.  She also served as its Chief Executive Officer during the construction phase and successful opening of the property.  Ms. Barton served as Senior Vice President, Chief Financial Officer, Treasurer and Secretary of American Entertainment Properties Corp., American Casino & Entertainment Properties Finance Corp. and American Casino & Entertainment Properties LLC since inception through 2008. Ms. Barton has been Senior Vice President and Chief Financial Officer of each of the Stratosphere, Arizona Charlie’s Decatur and Arizona Charlie’s Boulder from February 2003 through 2008. Ms. Barton joined the Stratosphere as Vice President of Finance and Chief Financial Officer in August 2002. From December 2003 through 2006, Ms. Barton has served as Vice President, Chief Financial Officer and Principal Accounting Officer of GB Holdings, Inc., which filed for Chapter 11 bankruptcy protection on September 29, 2005. From December 2003 through 2006, she served as Vice President, Chief Financial Officer and Principal Accounting Officer of Atlantic Coast Entertainment Holdings, Inc. From February 1999 to June 2002, she served as Chief Financial Officer for Lowestfare.com, a travel company controlled by affiliates of Mr. Icahn. Ms. Barton was employed by KPMG LLP, certified public accountants, from January 1990 to February 1999. Ms. Barton is a certified public accountant. Ms. Barton has been licensed by the Nevada State Gaming Control Commission, the New Jersey Casino Control Commission and the Mississippi Gaming Commission.

Jonathan Frates has served on our Board since March 2016.  Mr. Frates has been a Portfolio Company Associate at Icahn Enterprises, a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, gaming, railcar, food packaging, metals, mining, real estate and home fashion, since November 2015.  Prior to joining IELP, Mr. Frates served as a Senior Business Analyst at First Acceptance Corp. and as an Associate at its holding company, Diamond A Ford Corp. Mr. Frates began his career as an Investment Banking Analyst at Wachovia Securities

LLC. Mr. Frates has served as a director of: Ferrous Resources Limited, an iron ore mining company with operations in Brazil, since December 2016; CVR Partners, a nitrogen fertilizer company, since April 2016; American Railcar Industries, Inc., a railcar manufacturing company, since March 2016; CVR Energy, Inc., a diversified holding company primarily engaged in petroleum refining and nitrogen fertilizer production, since March 2016; and CVR Refining, LP, an independent downstream energy limited partnership, since March 2016.  Icahn Enterprises, Ferrous Resources, American Railcar Industries, CVR Energy, CVR Refining and CVR Partners are each indirectly controlled by Carl C. Icahn. Mr. Frates received a BBA from Southern Methodist University and an MBA from Columbia Business School.

Michael Nevin has served on our Board since April 2017.  Mr. Nevin has been employed as a Financial Analyst at Icahn Enterprises since July 2015.  Mr. Nevin is responsible for analyzing and monitoring portfolio companies for Icahn Enterprises.  Prior to that time, Mr. Nevin was employed by Jefferies LLC as a Research Analyst from April 2014 to July 2015 covering the Utilities sector.  Mr. Nevin was also employed by JP Morgan Investment Bank in various roles from March 2009 to April 2015.  Mr. Nevin has been a director of: American Railcar Industries, Inc., a railcar manufacturing company, since February 2017; Conduent Incorporated, a provider of business process outsourcing services, since December 2016; Ferrous Resources Limited, an iron ore mining company with operations in Brazil, since December 2016; and Federal-Mogul Holdings LLC (formerly known as Federal-Mogul Holdings Corporation), a supplier of automotive powertrain and safety components, since February 2016.  American Railcar Industries, Ferrous Resources and Federal-Mogul are each indirectly controlled by Carl C. Icahn.  Mr. Icahn also has non-controlling interests in Conduent through the ownership of securities.  Mr. Nevin received his B.S. from Drexel University.

Peter Reck has served on our Board since May 2012.  On March 16, 2012, Mr. Reck was appointed Chief Accounting Officer of Icahn Enterprises G.P., Inc. (“IEGP”).  Mr. Reck previously served as Controller of Icahn Enterprises since 2005.  IEGP and Icahn Enterprises are each indirectly controlled by Carl C. Icahn.  From 2004 to 2005, Mr. Reck was the Controller of Family Office and Treasurer of Philanthropies for Bromor Management, the Family Office of Charles Bronfman. Mr. Reck also served as Controller for the Bank of Uruguay from 1994 to 2004.  Mr. Reck received his M.B.A. from the Rutgers Graduate School of Management and his B.A. in Economics from Drew University.

Peter K. Shea has served on our Board since 2006 and is Chairman of the Audit Committee. Since January 2010, Mr. Shea has been a private equity advisor and an independent director for various companies. He has served as an operating partner of Snow Phipps Group, a private equity firm, since April 2013. He has been a director of CVR Partners LP (NYSE: UAN), a nitrogen fertilizer producer, since May 2014 where he is currently Chairman of the Environmental, Health and Safety Committee and a member of the Audit Committee. Since September 2015, Mr. Shea has served as chairman of the board of directors of Voltari Corporation (NASDAQ:VLTC), a commercial real estate company. Since May 2014, Mr. Shea has served as Chairman of the Board of Directors of FeraDyne Outdoors LLC, a private company which manufactures hunting and fishing accessories. Since November 2014, he has served as Chairman of Teasedale Foods, a private company and a processor of Hispanic food products. Since September 2017, Mr. Shea has served as Chairman of Decopac Inc., a private company, which is a B2B food processing supplier. Mr. Shea is a director of Hennessy Capital III (NYSE:HCACU) since July 2017, an alternative investment firm.  From January 2014 to February 2015, Mr. Shea served as a director of Hennessy Capital I, which merged with School Bus Holdings Inc. in February 2015 and is now known as Blue Bird Corporation (NASDAQ: BLBD). From July 2015 to February 2017, Mr. Shea served as a director of Hennessy II, which merged with Daseke in February 2017 and is now known as Daseke, Inc. (NASDAQ: DSKE). Mr. Shea served as a Director of Trump Entertainment Resorts LLP from January 2016 to June 2017, where he was a member of the Audit Committee. From November 2011 to December 2016, Mr. Shea was an operating advisor for OMERS Private Equity. He served as a Director of Give and Go Prepared Foods, a food processor, from January 2012 until July 2016. He was a Director of CTI Foods, a processor of protein and soup products from May 2010 to July 2013. He previously served as a director of, Sitel Worldwide Corporation, a customer relationship marketing business, from October 2011 until September 2015. Mr. Shea was previously President of lcahn Enterprises and Head of Portfolio Company Operations for Icahn Associates from 2006 to 2009.  Mr. Shea has also served as a Director, Chairman, Executive Chairman, Chief Executive Officer, President or Managing Director of a variety of companies H.J. Heinz Company Europe, John Morrell & Company, Specialty Meats Company, Grupo Polymer United Latin America, Roncadin GmbH, Premium Standard Farms, New Energy Company of Indiana and United Brands Company where he was Head of Global Corporate Development. He has an MBA from the University of Southern California and a BBA from Iona College.

Summary Compensation Table

The following table sets forth information regarding compensation for fiscal year 2017 awarded to, earned by or paid to our three most highly compensated executives during 2017.

Name and Principal Position	Cash Compensation	Other Compensation		Total Compensation

Thomas D. Davis Chairman of the Board, President and Chief Executive Officer	$868,750	$40,572	(1)	$909,322
Michael D. Schenker General Counsel, Executive Vice President, Chief Administrative Officer and Secretary	$563,876	$11,656	(2)	$575,532
Michael Blecic Chief Accounting Officer and Treasurer	$283,033	$8,723	(3)	$291,756

(1)         Consists of automobile allowance of $29,772 and saving plan contributions of $10,800.

(2)         Consists of life insurance premiums of $456 and saving plan contributions of $11,200.

(3)         Consists of life insurance premiums of $358 and saving plan contributions of $8,365.

Executive Incentive Plan

Each of Messrs. Davis, Schenker and Blecic will be eligible to participate in the 2018 Viskase Companies, Inc. Executive Incentive Plan (the “2018 EIP”).  The 2018 EIP has not yet been established but is expect to have the following terms.  The 2018 EIP will be administered by the Compensation Committee of our Board of Directors.  Pursuant to the 2018 EIP, each participant is expected to be eligible for an incentive payment calculated as follows:

The formula adjustment based on Company performance cannot exceed 150%. For Messrs. Davis, Schenker and Blecic the performance target is expected to be tied to the Company’s operating income before interest, taxes, depreciation and amortization (“EBITDA”).

Long-Term Performance Plan

Each of Messrs. Davis, Schenker and Blecic is eligible to participate in the Viskase Companies, Inc. 2012 Long-Term Performance Plan, as amended (the “Long-Term Performance Plan”).  The Long-Term Performance Plan is administered by the Compensation Committee of our Board of Directors.  Pursuant to the Long-Term Performance Plan, each participant is entitled to an incentive payment tied to the Company’s performance over a three-year measurement period.  Each participant’s award is tied to a percentage of a bonus pool, which can range from $0 to $5,000,000 for each performance period and is determined on the basis of a formula tied to the Company’s earnings before interest and taxes less a capital charge.

The percentage of the bonus pool to which each of Messrs. Davis, Schenker and Blecic is entitled is as follows:

	Performance Period
	2016 - 2018	2017 – 2019	2018 – 2020
Thomas D. Davis	28.20%	33.4%	(1)
Michael D. Schenker	16.16%	18.0%	(1)
Michael Blecic	6.53%	7.2%	(1)

(1)           Bonus pool allocations for the 2018-2020 performance period have not been finalized.

Equity Incentive Plan Information

The following table provides information regarding outstanding stock option awards held by each of the persons named in the Summary Compensation Table as of December 31, 2017.

Outstanding Options Awards at 2017 Fiscal Year-End

	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date

Thomas D. Davis	200,000	400,000	$2.53	12/31/2026
Michael D. Schenker	325,000	—	$8.00	4/16/2023
Michael Blecic	—	—	—	—

Employment Agreements

Employment Agreement with Thomas D. Davis.

The Company and Mr. Davis are parties to the Amended and Restated Employment Agreement, dated as of December 30, 2016 (the “Davis Employment Agreement”), providing for the terms and conditions of Mr. Davis’ employment as Chief Executive Officer of the Company for a term ending on December 31, 2020.  The Davis Employment Agreement provides for an annual base salary of $465,000 during the period from January 1, 2017 to December 31, 2017, $478,950 during the period from January 1, 2018 to December 31, 2018, $493,319 for the period from January 1, 2019 to December 31, 2019 and $508,118 for the period from January 1, 2020 to December 31, 2020.  In addition, Mr. Davis is entitled to a target bonus opportunity under the 2017 EIP equal to 100% of his base salary and is eligible to participate in the Long-Term Performance Plan and other employee benefit plans offered to other senior executives of the Company.

Under the Davis Employment Agreement, if the Company terminates Mr. Davis’ employment without cause, Mr. Davis shall be entitled to (i) his earned but unpaid compensation, (ii) any amounts of EIP bonus compensation earned with respect to a completed calendar year which remains unpaid on termination, (iii) a pro rata EIP bonus for the year in which the termination occurs, calculated on the basis of the Company’s performance for the entire year and payable at the time that bonuses are generally payable under the applicable bonus plan for such year, and (iv) a severance payment in the aggregate amount equal to 50% of his annual base salary, payable in installments over a six-month period following the date of termination.

The Davis Employment Agreement provides that (i) unless his employment his terminated by the Company without cause, Mr. Davis shall not compete with the Company for a period of six months following termination, (ii) during the term of his employment and for a period of one year following termination, Mr. Davis shall not solicit employees and customers or others doing business with the Company in a manner adverse to the Company, and (iii) Mr. Davis shall maintain the confidentiality of the Company’s confidential information.

Employment Agreement with Michael D. Schenker.

The Company and Mr. Schenker are parties to a letter agreement, dated as of March 22, 2016 but effective as of January 1, 2016 (the “Schenker Employment Letter”), providing for the terms and conditions of Mr. Schenker’s employment as

General Counsel, Executive Vice President, Chief Administrative Officer and Secretary of the Company.  The Schenker Employment Letter provides for an annual base salary of $325,000, a target annual bonus equal to 75% of base salary and participation in the Long-Term Performance Plan.  Mr. Schenker is also eligible to participate in the Company’s benefit plans.

Under the Schenker Employment Letter, if the Company terminates Mr. Schenker’s employment without cause, Mr. Schenker shall be entitled to (i) a severance payment in the aggregate amount equal to six months’ of base salary, payable in lump sum, (ii) any amounts of EIP and LTIP bonus compensation earned with respect to a completed calendar year or LTIP performance period which remains unpaid on termination, (iii) an amount equal to 50% of his target EIP bonus for the year in which the termination occurs, and (iv) a pro rata portion of any applicable Long-Term Performance Plan award, calculated on the basis of the Company’s performance for the entire performance period and payable at the time that awards are generally payable under the Long-Term Performance Plan for the applicable period.

The Schenker Employment Letter provides that (i) Mr. Schenker shall not compete with the Company for a period of six months following termination, (ii) during the term of his employment and for a period of six months following termination, Mr. Schenker shall not solicit employees and customers or others doing business with the Company in a manner adverse to the Company, and (iii) Mr. Schenker shall maintain the confidentiality of the Company’s confidential information.

Compensation of Directors

Board compensation is established from time to time by the Board.  Under the current compensation policy, each current director who is not an officer of the Company or employed by an entity controlled by Mr. Icahn received an annual retainer of $20,000 in fiscal 2017 and a fee of $1,000 for each meeting of the Board attended.  Committee chairs received an additional annual retainer of $1,500.  Committee members received an additional fee of $1,000 for each meeting of a committee of the Board attended ($500 in the case of committee meetings occurring immediately before or after meetings of the full Board).  Directors who are officers of the Company or employed by an entity controlled by Mr. Icahn did not receive compensation in their capacity as directors.

The following table provides compensation information for the year ended December 31, 2017 for each director of the Company who is neither an employee of the Company nor employed by an entity controlled by Mr. Icahn:

Name	2017 Compensation
Denise Barton	$30,000
Peter K. Shea	$31,500

Item 4.   SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth the beneficial ownership of our common stock as of March 31, 2018 of (i) all executive officers and directors of the Company as a group and (ii) each person or group of persons known to us to beneficially own more than 10% of the outstanding shares of common stock.

In June 2003, we terminated our registration under Section 12(g) of the Exchange Act and, therefore, we have not been subject to the reporting requirements of the Exchange Act since that time. All information below is taken from or based upon information provided to us by such persons, but because such persons have not been subject to the beneficial ownership reporting requirements of the Exchange Act, complete and accurate information with respect to current beneficial ownership provided may be unavailable. To our knowledge, each of the holders of common stock listed below has sole voting and investment power as to the shares of common stock owned, unless otherwise noted.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable		Percent of Class

Common Stock	Executive Officers and Directors as a Group c/o Viskase Companies, Inc. 333 East Butterfield Road, Suite 400 Lombard, IL 60148	359,978	525,000	(1)	0.7%

	Icahn Enterprises Holdings L.P. c/o Icahn Enterprises L.P. 767 Fifth Avenue, Suite 4700 New York, NY 10153	41,826,749	—		78.6%

(1)         Mr. Schenker has been granted 325,000 options with an exercise price of $8.00 per share, all of which are currently exercisable.  Mr. Davis has been granted 600,000 options with an exercise price of $2.53 per share, which vest in three equal annual installments starting on December 31, 2017. Mr. Davis’ exercisable options are reported in this column in accordance with Securities and Exchange Commission reporting rules.

Item 5.   INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Other than the transactions described below, during the years ended December 31, 2017 and December 31, 2016 the Company had no transactions with any director or executive officer, any nominee for election as a director, any beneficial owner of more than 10% of the Company’s common stock or any immediate family member of any of the foregoing.  We believe that each of the transactions described below is on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Transactions with Entities Affiliated with Carl C. Icahn

As of December 31, 2017, Icahn Enterprises L.P. owned approximately 74.6% of our outstanding common stock.  Icahn Enterprises L.P. purchased 14,564,832 shares of common stock at $3.00 per share on January 3, 2018 pursuant to our rights offering.  As a result, as of March 31, 2018, Icahn Enterprises L.P. owns 41,826,749 shares of common stock, or approximately 78.6% of our outstanding common stock.

Insight Portfolio Group LLC (“Insight Portfolio Group”) is an entity formed and controlled by Mr. Icahn in order to maximize the potential buying power of a group of entities with which Mr. Icahn has a relationship in negotiating with a wide range of suppliers of goods, services and tangible and intangible property at negotiated rates.

On January 1, 2013, Viskase acquired a minority equity interest in Insight Portfolio Group and agreed to pay a portion of Insight Portfolio Group’s operating expenses, which is approximately $184 and $174 for the years ended December 31, 2017 and December 31, 2016.  A number of other entities with which Mr. Icahn has a relationship also acquired equity interests in Insight Portfolio Group and also agreed to pay certain of Insight Portfolio Group’s operating expenses in 2017.

Icahn Enterprises L.P. was the lender on the Company’s Revolving Credit Facility as of December 31, 2017. The Company paid Icahn Enterprises L.P. service, commitment fees, interest and amendment fees of $110 and $216 during the years ended December 31, 2017 and December 31, 2016.

The Company had no borrowings outstanding under the Revolving Credit Facility as of December 31, 2016 and had borrowings of $3,000,000 as of December 31, 2017.

Item 7.   FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF VISKASE COMPANIES, INC. AND SUBSIDIARIES

GrantThornton

Grant Thornton LLP
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REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	T +1 312.856.0200
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Board of Directors

Viskase Companies, Inc.

We have audited the accompanying consolidated financial statements of Viskase Companies, Inc. (a Delaware corporation) and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes to the financial statements.

Managements responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s  judgment, including the assessment of the risks of material misstatement  of the consolidated  financial statements, whether  due  to fraud  or error. In making those  risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit

Grant Thornton LLP

U.S. member firm of Grant Thornton International Ltd

also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Viskase Companies, Inc. and subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Chicago, Illinois

March 29, 2018

VISKASE COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except for Number of Shares)

	December 31, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$16,050	$39,129
Restricted cash	1,544	2,063
Receivables, net	77,961	62,938
Inventories	91,589	72,279
Other current assets	39,444	28,361
Total current assets	226,588	204,770
Property, plant and equipment	349,809	304,080
Less accumulated depreciation	(178,757)	(153,554)
Property, plant and equipment, net	171,052	150,526

Asset held for sale	360	—
Other assets, net	18,606	11,463
Intangible assets	26,859	203
Goodwill	3,580	329
Deferred income taxes	35,091	51,386
Total Assets	$482,136	$418,677

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$4,774	$2,750
Short-term portion of capital lease obligations	481	90
Accounts payable	35,954	28,582
Accrued liabilities	38,047	33,491
Total current liabilities	79,256	64,913

Long-term debt, net of current maturities	269,915	261,905
Capital lease obligations, net of current portion	986	61
Long-term liabilities	10,138	1,770
Accrued employee benefits	78,415	59,975
Deferred income taxes	9,567	326

Stockholders’ equity:
Common stock, $0.01 par value; 37,329,269 shares issued and 36,523,999 outstanding at December 31, 2017 and December 31, 2016	373	373
Paid in capital	32,786	32,472
Retained earnings	81,891	85,832
Less 805,270 treasury shares, at cost	(298)	(298)
Accumulated other comprehensive loss	(80,749)	(88,652)
Total Viskase stockholders’ equity	34,003	29,727
Deficit attributable to non-controlling interest	(144)	—
Total stockholders’ equity	33,859	29,727
Total Liabilities and Stockholders’ Equity	$482,136	$418,677

See notes to consolidated financial statements.

VISKASE COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands)

	Year	Year	Year
	Ended	Ended	Ended
	December	December	December
	31, 2017	31, 2016	31, 2015

NET SALES	$391,978	$328,820	$343,583
Cost of sales	296,100	247,570	258,893

GROSS MARGIN	95,878	81,250	84,690
Selling, general and administrative	62,592	51,934	52,589
Amortization of intangibles	1,556	18	16
Asset impairment charge	1,832	—	445
Restructuring expense	1,745	4,809	2,672

OPERATING INCOME	28,153	24,489	28,968

Interest income	85	22	31
Interest expense, net	13,217	12,543	12,458
Other (income) expense, net	(1,148)	(1,238)	5,358

INCOME BEFORE INCOME TAXES	16,169	13,206	11,183

Income tax provision	20,410	7,646	9,886
NET (LOSS) INCOME	$(4,241)	$5,560	$1,297

Less: net (loss) attributable to noncontrolling interests	(144)	—	—

Net (loss) income attributable to Viskase Companies, Inc	$(4,097)	$5,560	$1,297

WEIGHTED AVERAGE COMMON SHARES
- BASIC	36,523,999	36,186,302	36,184,334

PER SHARE AMOUNTS:
EARNINGS PER SHARE
- BASIC	$(0.11)	$0.15	$0.04

WEIGHTED AVERAGE COMMON SHARES
- DILUTED	36,523,999	36,243,772	37,189,121

PER SHARE AMOUNTS:
EARNINGS PER SHARE
- DILUTED	$(0.11)	$0.15	$0.03

See notes to consolidated financial statements.

VISKASE COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In Thousands)

	Year	Year	Year
	Ended	Ended	Ended
	December	December	December
	31, 2017	31, 2016	31, 2015
Net (loss) income	$(4,241)	$5,560	$1,297

Other comprehensive income (loss), net of tax

Pension liability adjustment	1,256	482	1,454
Foreign currency translation adjustment	6,647	(5,296)	(9,775)

Other comprehensive income (loss), net of tax	7,903	(4,814)	(8,321)

Comprehensive income (loss)	$3,662	$746	$(7,024)

Less: comprehensive (loss) attributable to noncontrolling interests	(144)	—	—

Net comprehensive income attributable to Viskase	$3,806	$746	$(7,024)

See notes to consolidated financial statements.

VISKASE COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In Thousands)

					Accumulated other	Total Viskase		Total
	Common	Paid in	Treasury	Retained	comprehensive	stockholders’	Non-controlling	stockholders’
	stock	capital	stock	earnings	loss	equity	Interest	equity (deficit)
Balance December 31, 2014	$370	$32,801	$(298)	$78,975	$(75,517)	$36,331	$—	36,331

Net income	—	—	—	1,297	—	1,297	—	1,297
Foreign currency translation adjustment	—	—	—	—	(9,775)	(9,775)	—	(9,775)
Pension liability adjustment, net of tax	—	—	—	—	1,454	1,454	—	1,454
Stock option expense	—	—	—	—	—	—	—	—
Stock option exercise	—	60	—	—	—	60	—	60
Balance December 31, 2015	$370	$32,861	$(298)	$80,272	$(83,838)	$29,367	$—	29,367

Net income	—	—	—	5,560	—	5,560	—	5,560
Foreign currency translation adjustment	—	—	—	—	(5,296)	(5,296)	—	(5,296)
Pension liability adjustment, net of tax	—	—	—	—	482	482	—	482
Stock option expense	3	(389)	—	—	—	(386)	—	(386)
Balance December 31, 2016	$373	$32,472	$(298)	$85,832	$(88,652)	$29,727	$—	29,727

Net loss	—	—	—	(4,097)	—	(4,097)	(144)	(4,241)
Foreign currency translation adjustment	—	—	—	—	6,647	6,647	—	6,647
Pension liability adjustment, net of tax	—	—	—	—	1,256	1,256	—	1,256
Cumulative-effect adjustment resulting from adopting ASU 2016-09	—	—	—	156	—	156	—	156
Stock option expense	—	314	—	—	—	314	—	314
Balance December 31, 2017	$373	$32,786	$(298)	$81,891	$(80,749)	$34,003	$(144)	$33,859

See notes to consolidated financial statements.

VISKASE COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year	Year	Year
	Ended	Ended	Ended
	December	December	December
	31, 2017	31, 2016	31, 2015
Cash flows from operating activities:
Net (loss) income	$(4,241)	$5,560	$1,297

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	22,106	19,051	18,843
Stock-based compensation	224	—	60
Amortization of intangibles	1,556	18	16
Amortization of deferred financing fees	597	639	589
Deferred income taxes	15,423	(1,279)	3,078
Loss on disposition of assets	211	244	1,375
Loss on impairment of assets	1,832	—	—
Bad debt and accounts receivable provision	348	10	475
Non-cash interest on term loans	480	123	90
Changes in operating assets and liabilities:
Receivables	(594)	(3,191)	1,164
Inventories	(6,759)	3,297	(2,207)
Other current assets	(8,694)	(4,131)	1,968
Accounts payable	2,054	3,400	(1,297)
Accrued current liabilities	(2,406)	4,752	2,788
Accrued employee benefits	1,263	5,078	347
Other assets	(266)	(4,086)	(2,294)
Other long term liabilities	1,237	—	—
Other	(668)	(1,109)	(1,383)
Total adjustments	27,944	22,816	23,612
Net cash provided by operating activities	23,703	28,376	24,909
Cash flows from investing activities:
Capital expenditures	(25,674)	(18,091)	(21,991)
Acquisition of businesses, net of cash acquired	(31,141)	(4,063)	—
Proceeds from disposition of assets	308	51	40
Net cash used in investing activities	(56,507)	(22,103)	(21,951)
Cash flows from financing activities:
Issuance of common stock	—	3	—
Deferred financing costs	(120)	(245)	(120)
Proceeds from long-term debt	10,716	—	—
Repayment of short-term debt	(2,750)	(3,166)	(3,310)
Repayment of capital lease	(476)	(170)	(348)
Restricted cash	519	(699)	—
Net cash (used in) provided by financing activities	7,889	(4,277)	(3,778)

Effect of currency exchange rate changes on cash	1,836	(188)	(1,169)
Net increase (decrease)in cash and equivalents	(23,079)	1,808	(1,989)
Cash and equivalents at beginning of period	39,129	37,321	39,310
Cash and equivalents at end of period	$16,050	$39,129	$37,321

Supplemental cash flow information:
Interest paid less capitalized interest	$12,169	$11,845	$13,761
Income taxes paid	$7,820	$6,750	$6,376
Non cash capital expenditures	—	$1,760	—

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands)

1.     Summary of Significant Accounting Policy

Nature of Operations

Viskase Companies, Inc. together with its subsidiaries (“we” or the “Company”) is a producer of non-edible cellulosic, fibrous and plastic casings used to prepare and package processed meat products, and provides value-added support services relating to these products, for some of the largest global consumer products companies. We were incorporated in Delaware in 1970.  The Company operates eleven manufacturing facilities, six distribution centers and three service centers in North America, Europe, South America, and Asia and, as a result, is able to sell its products in nearly one hundred countries throughout the world.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America and include the use of estimates and assumptions that affect a number of amounts included in the Company’s financial statements, including, among other things, pensions and other postretirement benefits and related disclosures, reserves for excess and obsolete inventory, allowance for doubtful accounts, and income taxes. Management bases its estimates on historical experience and other assumptions that we believe are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in the Company’s results for the period in which the actual amounts become known. Historically, the aggregate differences, if any, between the Company’s estimates and actual amounts in any year have not had a significant effect on the Company’s consolidated financial statements.

Reclassifications

Certain prior period financial statement balances have been reclassified to conform to the current period presentation. Items include the reclassification of employee benefits from other current liabilities to long-term accrued employee benefits in the balance sheet.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash equivalents to consist of all highly liquid debt investments purchased with an initial maturity of approximately three months or less. Due to the short-term nature of these instruments, the carrying values approximate the fair market value. Cash equivalents include $180 and $158 of short-term investments at December 31, 2017 and December 31, 2016, respectively.  Of the cash held on deposit, essentially all of the cash balance was in excess of amounts insured by the Federal Deposit Insurance Corporation or other foreign provided bank insurance.  The Company performs periodic evaluations of these institutions for relative credit standing and has not experienced any losses as a result of its cash concentration.  Consequently, no significant concentrations of credit risk are considered to exist.

Receivables

Trade accounts receivable are classified as current assets and are reported net of allowance for doubtful accounts and a reserve for returns.  This estimated allowance is primarily based upon our evaluation of the financial condition of each customer, each customer’s ability to pay and historical write-offs.

Inventories

Inventories are valued at the lower of cost or market.  Cost is determined by using the first-in, first-out (“FIFO”) basis method.

Property, Plant and Equipment

The Company carries property, plant and equipment at cost, less accumulated depreciation. Property and equipment additions include acquisition of property and equipment and costs incurred for computer software purchased for internal use including related external direct costs of materials and services and payroll costs for employees directly associated with the project. Upon retirement or other disposition, cost and related accumulated depreciation are removed from the accounts, and any gain or loss is included in results of operations. Depreciation is computed on the straight-line method using a half year convention over the estimated useful lives of the assets ranging from (i) building and improvements - 10 to 32 years, (ii) machinery and equipment - 4 to 12 years, (iii) furniture and fixtures - 3 to 12 years, (iv) auto and trucks - 2 to 5 years, (v) data processing — 3 to 7 years and (vi) leasehold improvements - shorter of lease or useful life.

In the ordinary course of business, we lease certain equipment, consisting mainly of autos, and certain real property. Real property consists of manufacturing, distribution and office facilities.

During 2017, the Company approved a restructuring plan in its European segment that included the marketing and sale of a certain fixed asset.  The Company has approved a plan for sale and recorded the asset as Asset Held for Sale at year end.  We have reached a tentative agreement and expect to finalize the sale of the asset in early 2018.  The Company recognized an asset impairment of $559 in recording the asset at fair market value.   The restructuring plan also included an additional asset impairment of $417 for fixed assets retired from service.

The Company also recognized an asset impairment of $856 for assets with no future cash flow considerations.

Deferred Financing Costs

Deferred financing costs are presented in the balance sheet as a direct deduction from the carrying amount of debt liability and amortized as expense using the effective interest rate method over the expected term of the related debt agreement. Amortization of deferred financing costs is classified as interest expense.

Intangible Assets and Goodwill

The Company has recognized definite lived intangible assets for patents and trademarks, customer relationships, technologies and in-place leases. The intangible assets are amortized on the straight-line method over an estimated weighted average useful life of 12 years for patents and trademarks, 20 years for customer relationships, 13 years for technologies and 14 years for in-place leases.

We evaluate the carrying value of goodwill annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. Goodwill impairment testing involves a two-step process. Step 1 compares the fair value of our reporting units to their carrying values. If the fair value of the reporting unit exceeds its carrying value, no further analysis is necessary. The reporting unit fair value is based upon consideration of various valuation methodologies, including guideline transaction multiples, multiples of current earnings, and projected future cash flows discounted at rates commensurate with the risk involved.  If the carrying amount of the reporting unit exceeds its fair value, Step 2 must be completed to quantify the amount of impairment. Step 2 calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit, from the fair value of the reporting unit as determined in Step 1. The implied fair value of goodwill determined in this step is compared to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss, equal to the difference, is recognized.

Long-Lived Assets

The Company continues to evaluate the recoverability of long-lived assets including property, plant and equipment, trademarks and patents.  Impairments are recognized when the expected undiscounted future operating cash flows derived from long-lived assets are less than their carrying value. If impairment is identified, valuation techniques deemed appropriate under the particular circumstances will be used to determine the asset’s fair value. The loss will be measured based on the excess of carrying value over the determined fair value.  The review for impairment is performed whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

Shipping and Handling

The Company periodically bills customers for shipping charges.  These amounts are included in net revenue, with the associated costs included in cost of sales.

Pensions and Other Postretirement Benefits

The Company uses appropriate actuarial methods and assumptions in accounting for its defined benefit pension plans and non-pension postretirement benefits.

Actual results that differ from assumptions used are accumulated and amortized over future periods and, accordingly, generally affect recognized expense and the recorded obligation in future periods. Therefore, assumptions used to calculate benefit obligations as of the end of a fiscal year directly impact the expense to be recognized in future periods. The primary assumptions affecting the Company’s accounting for employee benefits as of December 31, 2017 are as follows:

•                        Long-term rate of return on plan assets: The required use of the expected long-term rate of return on plan assets may result in recognized returns that are greater or less than the actual returns on those plan assets in any given year. Over time, however, the expected long-term rate of return on plan assets is designed to approximate actual earned long-term returns. The Company uses long-term historical actual return information, the mix of investments that comprise plan assets, and future estimates of long-term investment returns by reference to external sources to develop an assumption of the expected long-term rate of return on plan assets. The expected long-term rate of return is used to calculate net periodic pension cost. In determining its pension obligations, the Company is using a long-term rate of return on U.S. plan assets of 7.50% for 2017.  The Company is using a long-term rate of return on French plan assets of 3.20% for 2017.  The German pension plan has no assets.

•                        Discount rate: The discount rate is used to calculate future pension and postretirement obligations.  The Company is using a Mercer Bond yield curve in determining its pension obligations. The Company is using a discount rate of 4.47% for 2017.  The Company is using a weighted average discount rate of 1.77% on its non-U.S. pension plans for 2017.

Income Taxes

Deferred tax assets and liabilities are measured using enacted tax laws and tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. In addition, the amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be realized on a more likely than not basis. Interest and penalties related to unrecognized tax benefits are included as a component of tax expense.

Other Comprehensive Income (Loss)

Comprehensive income (loss) includes all other non-stockholder changes in equity. Changes in other comprehensive income (loss) in 2017 and 2016 resulted from changes in foreign currency translation and minimum pension liability.

Revenue Recognition

Revenues are recognized at the time products are shipped to the customer, under F.O.B shipping point or F.O.B port terms, which is the point at which title is transferred, the customer has the assumed risk of loss, and when payment has been received or collection is reasonably assured.  Revenues are net of discounts, rebates and allowances.  Viskase records all labor, raw materials, in-bound freight, plant receiving and purchasing, warehousing, handling and distribution costs as a component of costs of sales.

Acquisitions of Businesses

We account for business combinations under the acquisition method of accounting (other than acquisitions of businesses under common control), which requires us to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, our estimates are inherently uncertain and subject to refinement.

Accounting for business combinations requires us to make significant estimates and assumptions, especially at the acquisition date including our estimates for intangible assets, contractual obligations assumed, pre-acquisition contingencies, and contingent consideration, where applicable. In valuing our acquisitions we estimate fair values based on industry data and trends and by reference to relevant market rates and transactions, and discounted cash flow valuation methods, among other factors. The discount rates used were commensurate with the inherent risks associated with each type of asset and the level and timing of cash flows appropriately reflect market participant assumptions. The primary items that generate goodwill include the value of the synergies between the acquired company and our existing businesses and the value of the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset.

Financial Instruments

The Company routinely enters into fixed price natural gas agreements which require us to purchase a portion of our natural gas each month at fixed prices.  These fixed price agreements qualify for the “normal purchases” scope exception under derivative and hedging standards, therefore the natural gas purchases under these contracts were expensed as incurred and included within cost of sales. As of December 31, 2017, future annual minimum purchases remaining under the agreement are $1,602.

The Company’s financial instruments include cash and cash equivalents, accounts receivable and accounts payable. The carrying amounts of these financial assets and liabilities approximate fair value due to the short maturities of these instruments.  Management believes the fair value of the Company’s revolving loans approximate the carrying value due to credit risk or current market rates, which approximate the effective interest rates on those instruments.  The fair value of the Company’s Term Loan is estimated by discounting the future cash flow using the Company’s current borrowing rates for similar types and maturities of debt.

New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (“ASU 2014-09), Revenue from Contracts with Customers, which supersedes most of the current revenue recognition requirements. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. On July 9, 2015, the FASB board voted to defer the effective date to annual reporting periods beginning after December 15, 2018 and interim periods within annual periods beginning after December 15, 2019 (early adoption is permitted no earlier than the original effective date). The guidance permits the use of either a retrospective or cumulative effect transition method.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarify the implementation guidance on principal versus agent considerations. The effective date to annual reporting periods beginning after December 15, 2018 and interim periods within annual periods beginning after December 15, 2019 (early adoption is permitted no earlier than the original effective date). The Company will adopt the provisions of ASU 2014-09 and ASU 2016-08 on January 1, 2018 using the modified retrospective application method.

Revenues are recognized at the time products are shipped to the customer (i.e. point in time), under F.O.B shipping point, customer pick up or F.O.B port terms. As such, the Company expects the adoptions of ASU 2014-09 and ASU 2016-08 will have no significant impact to the Company’s financial position or results of operations, and the Company will present the disclosures required by these new standards.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory.” This update provides that an entity should measure inventory with the scope of the update at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The adoption of this guidance will have an immaterial effect on our consolidated financial position, results of operations, comprehensive income, cash flows and disclosures.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. This new standard provides guidance on how entities measure certain equity investments and present changes in the fair value. This standard requires that entities measure certain equity investments that do not result in consolidation and are not accounted for under the equity method at fair value and recognize any changes in fair value in net income. ASU 2016-01 is effective for fiscal years beginning after December 31, 2017. The adoption of this guidance had an immaterial impact on the Company’s financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right of use asset and related lease liability for those leases classified as operating leases at the commencement date and have lease terms of more than 12 months. This topic retains the distinction between finance leases and operating leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those years, and must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company is currently evaluating the provisions of this guidance and assessing its impact on the Company’s financial statements and disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation- Improvements to Employee Share-Based Payment Accounting (Topic 718), which involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under the new standard, income tax benefits and deficiencies are to be recognized as income tax expense or benefit in the income statement and the tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity should also recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess tax benefits should be classified along with other income tax cash flows as an operating activity. In regards to forfeitures, the entity may make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. The Company adopted this ASU for fiscal years beginning after December 15, 2016 including interim periods. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations, comprehensive income, cash flows and disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments, which amends FASB ASC Topic 230, Statement of Cash Flows. This ASU seeks to reduce the diversity currently in practice by providing guidance on the presentation of eight specific cash flow issues in the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. We currently are evaluating the impact of this guidance on our consolidated statement of cash flows.

In October 2016, the FASB issued ASU No. 2016-16, Intra-Entity Transfers of Assets Other Than Inventory, which amends FASB ASC Topic 740, Income Taxes. This ASU requires the recognition of income tax consequences of an intraentity transfer of an asset other than inventory when the transfer occurs. Current U.S. GAAP prohibits the recognition of current and deferred incomes taxes for an intra-entity asset transfer until the asset has been sold to an outside party. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of this guidance on our consolidated financial position, results of operations, comprehensive income, cash flows and disclosures.

In November 2016, the FASB issued ASU No. 2016-18, Restricted Cash, which amends FASB ASC Topic 230, Statement of Cash Flows. This ASU requires that the statement of cash flows explain the change during the period total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted.  We are currently evaluating the impact of this guidance on our consolidated financial position, results of operations, comprehensive income, cash flows and disclosures.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles-Goodwill and Other” (Topic 350). This ASU modifies the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity no longer will determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Because the update will eliminate Step 2 from the goodwill impairment test, it should reduce the cost and complexity of evaluating goodwill for impairment. This ASU is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2020, with early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.

In March 2017, the FASB issued ASU No. 2017-07, Retirement Benefits, which amends FASB ASC Topic 715, Compensation - Retirement Benefits. This ASU requires entities to present the service cost component of net periodic benefit cost in the same line item or items in the financial statements as other compensation costs arising from services rendered by the pertinent employees during the period. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of this guidance on our consolidated financial position, results of operations, comprehensive income, cash flows and disclosures.

In August 2017, the FASB issued ASU 2017-12, Targeting Improvements to Accounting for Hedging Activities, which amends FASB ASC Topic 815, Derivatives and Hedging. This ASU includes amendments to existing guidance to better align an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. This ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of this guidance on our consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which amends FASB ASC Topic 220, Income Statement - Reporting Comprehensive Income. This ASU allows a reclassification out of accumulated other comprehensive loss within equity for standard tax effects resulting from the Tax Cuts and Jobs Act and consequently, eliminates the stranded tax effects resulting from the Tax Cuts and Jobs Act. This ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of this guidance on our consolidated financial statements.

2. Revision of Previously Reported Consolidated Financial Statements

The Company has revised its consolidated balance sheet as of December 31, 2016, and changes in stockholders’ equity for the years ended December 31, 2016 and 2015, and the related notes. During 2017, it was determined in a single foreign location that the translation of certain property, plant and equipment used the incorrect exchange rate; therefore, property, plant and equipment and accumulated other comprehensive income were misstated. In addition taxes payables were overstated with the offsetting adjustment to accumulated other comprehensive income.

A reconciliation of the effects of the adjustments to the previously reported consolidated balance sheet at December 31, 2016 follows:

	2016 Previously	Translation	Taxes Payable	2016 Currently
	Reported	Adjustments	Adjustments	Reported
Property, plant and equipment	$308,841	$(4,761)	$—	$304,080
Property, plant and equipment, net	155,287	(4,761)	—	150,526
Total assets	423,438	(4,761)	—	418,677
Accrued liabilities	38,796	—	(1,684)	37,112
Total current liabilities	70,218	—	(1,684)	68,534
Accumulated other comprehensive loss	(85,575)	(4,761)	1,684	(88,652)
Total stockholders’ equity	32,804	(4,761)	1,684	29,727
Total liabilities & stockholders’ equity	423,438	(4,761)	—	418,677

A reconciliation of the previously reported consolidated statement of stockholders’ equity at December 31, 2014, December 31, 2015 and December 31, 2016 follows:

	Previously	Translation	Taxes Payable	Currently
	Reported	Adjustments	Adjustments	Reported
December 31, 2014:
Accumulated other comprehensive loss	$(72,958)	$(2,559)	$—	$(75,517)
Total stockholders’ equity	38,890	(2,559)	—	36,331

December 31, 2015:
Foreign currency translation adjustment	(8,546)	(1,229)	—	(9,775)
Accumulated other comprehensive loss	$(80,050)	$(3,788)	$—	$(83,838)
Total stockholders’ equity	33,155	(3,788)	—	29,367

December 31, 2016:
Foreign currency translation adjustment	(6,007)	(973)	1,684	(5,296)
Accumulated other comprehensive loss	(85,575)	(4,761)	1,684	(88,652)
Total stockholders’ equity	32,804	(4,761)	1,684	29,727

A reconciliation of the previously reported consolidated statement of comprehensive income for the year ended December 31, 2015 and December 31, 2016:

	Previously	Translation	Taxes Payable	Currently
	Reported	Adjustments	Adjustments	Reported
Year Ended December 31, 2015:
Foreign currency translation adjustment	$(8,546)	$(1,229)	$—	$(9,775)
Other comprehensive income (loss)	(7,092)	(1,229)	—	(8,321)
Comprehensive income	(5,795)	(1,229)	—	(7,024)
Year Ended December 31, 2016:
Foreign currency translation adjustment	(6,007)	(973)	1,684	(5,296)
Other comprehensive income (loss)	(5,525)	(973)	1,684	(4,814)
Comprehensive income	35	(973)	1,684	746

The revision was not material and had no impact on net income, net cash flows from operating, investing or financing activities.

3.   Cash and cash equivalents

	December 31, 2017	December 31, 2016

Cash and cash equivalents	$16,050	$39,129
Restricted cash	1,544	2,063

	$17,594	$41,192

As of December 31, 2017 and December 31, 2016, cash held in foreign banks was $13,590 and $27,224, respectively.

As of December 31, 2017 and December 31, 2016, letters of credit in the amount of $1,544 and $2,063, respectively, were outstanding under facilities with a commercial bank, and were cash collateralized in a restricted account.

4.  Receivables, net

	December 31, 2017	December 31, 2016

Accounts receivable, gross	$79,143	$63,795
Less allowance for doubtful accounts	(791)	(553)
Less allowance for sales returns	(391)	(304)
	$77,961	$62,938

	December 31, 2017	December 31, 2016	December 31, 2015

Beginning balance	$857	$1,006	$1,121
Provision (recoveries)	348	10	475
Write-offs	(24)	(152)	(564)
Other and translation	1	(7)	(26)
Ending balance	$1,182	$857	$1,006

5.  Inventory

Inventory consisted of:

	December 31, 2017	December 31, 2016

Raw materials	$18,224	$9,777
Work in process	40,194	34,249
Finished products	33,171	28,253
	$91,589	$72,279

6.   Property, Plant and Equipment, Net

	December 31, 2017	December 31, 2016

Land and improvements	$1,954	$1,954
Buildings and improvements	41,979	37,928
Machinery and equipment	287,974	256,512
Construction in progress	17,902	7,686
	$349,809	$304,080

Accumulated Depreciation

	December 31, 2017	December 31, 2016

Land and improvements	$352	$328
Buildings and improvements	15,169	12,551
Machinery and equipment	163,236	140,675
	$178,757	$153,554

7.   Other Assets

	December 31, 2016	December 31, 2015

Other taxes receivable	$10,924	$11,145
Indemnification asset	6,793	—
Other	889	318
	$18,606	$11,463

8.   Accrued Liabilities

Accrued liabilities were comprised of:

	December 31, 2017	December 31, 2016

Compensation and employee benefits	$13,210	$10,532
Taxes payable	13,606	12,493
Accrued volume and sales rebates	4,598	1,305
Accrued interest payable	89	41
Restructuring reserve	200	3,210
Other	6,345	5,910
	$38,048	$33,491

9.   Debt Obligations

	December 31, 2017	December 31, 2016
Short-term debt:
Bank term loan	$2,750	$2,750
Restructured term loan	2,024	—
Total short-term debt	4,774	2,750

Long-term debt:
Bank term loan, net of discount	259,403	261,578
Revolving credit facility	3,000	—
Restructured term loan	7,103	—
Other	409	327
Total long-term debt	269,915	261,905

Total debt	$274,689	$264,655

Revolving Credit Facility

On January 30, 2014, the Company entered into an Amendment Agreement to the $25,000 Revolving Credit Facility, together with an amended Loan Agreement, with Icahn Enterprises Holdings L.P.  Drawings under the amended Revolving Credit Facility bear interest at daily three month LIBOR plus 2.0%.  The amended Revolving Credit Facility also provides for an unused line fee of 0.375% per annum.

On March 1, 2016, the Company entered into the Tenth Amendment to the Loan and Security Agreement with Icahn Enterprises L.P., extending the maturity date of the Revolving Credit Facility from January 30, 2017 to January 30, 2020.  The amendment included a fee of $125 for the extension.

Indebtedness under the amended Revolving Credit Facility is secured by liens on substantially all of the Company’s domestic and Mexican assets, with liens on (i) accounts, inventory, lockboxes, deposit accounts and investment property (the “ABL Priority Collateral’) to be contractually senior to the liens securing the Term Loan (as hereafter defined) pursuant to an intercreditor agreement, (ii) real property, fixtures and improvements thereon, equipment and proceeds thereof (the “Fixed Asset Priority Collateral”), to be contractually subordinate to the liens securing the Term Loan pursuant to such intercreditor agreement, and (iii) all other assets, to be contractually pari passu with the liens securing the Term Loan pursuant to such intercreditor agreement.  Our future direct or indirect material domestic subsidiaries are required to guarantee the obligations under the amended Revolving Credit Agreement, and to provide security by liens on their assets as described above.

The amended Revolving Credit Facility contains various covenants which restrict the Company’s ability to, among other things, incur indebtedness, create liens on our assets, make investments, enter into merger, consolidation or acquisition transactions, dispose of assets (other than in the ordinary course of business), make certain restricted payments, enter into sale and leaseback transactions and transactions with affiliates, in each case subject to permitted exceptions. The amended Revolving Credit Facility also requires that we comply with certain financial covenants, including meeting a minimum EBITDA requirement and limitations on capital expenditures, in the event our usage of the Revolving Credit Facility exceeds 90% of the facility amount.  The Company is in compliance with the Revolving Credit Facility covenants as of December 31, 2017.  The amended Revolving Credit Facility had borrowings of $3,000 as of December 31, 2017 and no borrowings at December 31, 2016.  As of December 31, 2017, the interest rate was 3.694% on the Revolving Credit Facility.

In its foreign operations, the Company has unsecured lines of credit with various banks providing approximately $8,000 of availability.  There were no borrowings under the lines of credit at December 31, 2017.

Term Loan Facility

On January 30, 2014, the Company entered into a Credit Agreement with UBS AG, Stamford Branch (“UBS”), as Administrative Agent and Collateral Agent, and the Lenders parties thereto, providing for a $275,000 senior secured covenant lite term loan facility (“Term Loan”).  The Term Loan bears interest at a LIBOR Rate plus 3.25% (with the LIBOR Rate carrying a 1.00% floor or at a Base Rate equal to the sum of (1) the greatest of (a) the Prime Rate, (b) the Federal Funds Effective Rate plus 0.50%, (c) one-month LIBOR plus 1.0%, or (d) 2.0%, plus (2) 2.25%).  As of December 31, 2017, the interest rate was 4.875% on the Term Loan.  The Term Loan has a contractual obligation to repay 1% annually that has been classified as short term debt.  The maturity date on the Term Loan is January 30, 2021.  The Term Loan is subject to certain additional mandatory prepayments upon asset sales, incurrence of indebtedness not otherwise permitted, and based upon a percentage of excess cash flow.  Prepayments on the Term Loan may be made at any time, subject to a prepayment premium of 1% for certain prepayments during the first six months of the term.

Indebtedness under the Term Loan is secured by liens on substantially all of the Company’s domestic and Mexican assets, with liens on (i) the Fixed Asset Priority Collateral, to be contractually senior to the liens securing the Revolving Credit Facility pursuant to the intercreditor agreement, (ii) the ABL Priority Collateral, to be contractually subordinate to the liens securing the Revolving Credit Facility pursuant to the intercreditor agreement, and (iii) all other assets, to be contractually pari passu with the liens securing the Revolving Credit Facility pursuant to the intercreditor agreement.  Our future direct or indirect material domestic subsidiaries are required to guarantee the obligations under the Term Loan, and to provide security by liens on their assets as described above.

Restructured Term Loan

On December 30, 2016, the Company entered into a Share and Asset Purchase Agreement (“SAPA”) to purchase all of the shares in CT Casings Beteiligungs GmbH (“Walsroder”) and certain assets of Poly-clip Systems LLC (see Footnote 17).  As part of the consideration for the purchase, a former Seller shareholder loan was restructured and remained outstanding at the January 10, 2017 closing in the original amount of EUR 8,111 or $9,257.  The Restructured Term Loan is due for repayment as follows:  EUR 1,688 is due on January 10, 2018; and the balance of EUR 6,423 is due on January 10, 2020.  The Restructured Term Loan bears no interest, and was recorded for a book value of EUR 7,320 using an imputed interest rate of 4%.

Debt Maturity

The aggregate maturities of debt (1) for each of the next five years are:

	2018	2019	2020	2021	2022	Thereafter

Term Loan Facility	$2,750	$2,750	$2,750	$255,750	$—	$—
Revolving Credit Facility	—	—	3,000	—	—	—
Restructured Term Loan	2,024	—	7,703	—	—	—
Other	—	—	—	—	—	964
	$4,774	$2,750	$13,453	$255,750	$—	$964

(1)  The aggregate maturities of debt represent amounts to be paid at maturity and not the current carrying value of the debt.

(2)  The amounts are for the remainder of the calendar year.

10.   Capital Lease Obligations

The Company has entered into capital lease obligations to acquire certain equipment and building improvements for its manufacturing facilities.  The equipment leases have a term of 3 to 5 years and the building improvement lease has a term of 5 years.  The Company has determined that automobiles leased by the Company are capital leases with an average term of 4 years.  The depreciation of capital leases is included in depreciation expense.

The following is an analysis of leased property under capital leases by major classes as of December 31, 2017 and December 31, 2016.

	December 31,	December 31,
	2017	2016
Building and improvements	$453	$453
Machinery and equipment	3,665	2,169
Less: Accumulated depreciation	(2,651)	(2,454)
	$1,467	$168

The following is a schedule by years of minimum future lease payments as of December 31, 2017.

2018	$536
2019	529
2020	492
2021	—
2022	—
Thereafter	—
Total minimum payments required	1,557
Less amount representing interest	(90)

Present value of net minimum lease payments	$1,467

11.       Operating Leases

The Company has operating lease agreements for machinery, equipment and facilities. The majority of the facility leases require the Company to pay maintenance, insurance and real estate taxes. Certain of these leases contain escalation clauses and renewal options.

Future minimum lease payments for operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2017, are:

2018	$4,870
2019	4,780
2020	4,864
2021	4,929
2022	2,504
Total thereafter	13,829

Total minimum lease payments	$35,776

Total rent expense during 2017, 2016 and 2015 amounted to $4,601, $2,836 and $3,313 respectively.

12.  Retirement Plans

The Company and its subsidiaries have defined contribution and defined benefit plans varying by country and subsidiary.

The Company’s operations in the United States, France, Germany and Canada historically offered defined benefit retirement plans (“Plan”) to their employees.  Most of these benefits have been terminated, resulting in various reductions in liabilities and curtailment gains.

Included in accumulated other comprehensive loss, net of tax of $10,832 for U.S. and $1,151 non U.S. , as of December 31, 2017 are the following amounts not yet recognized in net periodic benefit cost:

	U.S. Pension Benefits	Non U.S. Pension Benefits

Net actuarial loss	$(47,796)	(2,469)
Prior service credit	3	(221)

Amounts included in other comprehensive loss expected to be recognized as a component of net periodic benefit cost for the year ending December 31, 2018 are:

	U.S. Pension Benefits	Non U.S. Pension Benefits

Net actuarial loss	$(3,651)	$(137)

The measurement date for all defined benefit plans is December 31.  The year-end status of the plans is as follows:

	U.S. Pension Benefits		Non U.S. Pension Benefits
	2017	2016	2017	2016
Change in benefit obligation:

Projected benefit obligation at beginning of year	$153,987	$156,435	$10,493	$10,023
Service cost	—	—	675	394
Interest cost	6,663	7,092	458	194
Actuarial loss (gain)	8,721	3,918	41	639
Benefits paid	(8,700)	(13,458)	(759)	(612)
Liability (Gain)/Loss due to Curtailment	—	—	(177)	174
Net increase in obligation due to acquisition	—	—	14,805	—
Currency translation	—	—	1,445	(319)
Estimated benefit obligation at end of year	$160,671	$153,987	$26,981	$10,493

Change in plan assets:
Fair value of plan assets at beginning of year	$107,447	$113,321	$2,278	$3,973
Actual return on plan assets	14,631	7,309	77	(135)
Employer contribution	540	275	—	—
Benefits paid	(8,700)	(13,458)	(1,325)	(1,434)
Currency translation	—	—	313	(126)

Fair value of plan assets at end of year	$113,918	$107,447	$1,343	$2,278

Unfunded status of the plan	$(46,753)	$(46,540)	$(25,638)	$(8,215)

	U.S. Pension Benefits		Non U.S. Pension Benefits
	2017	2016	2017	2016
Amounts recognized in statement of financial position:
Current liabilities	$(71)	$(71)	$(164)	$(147)
Noncurrent liabilities	(46,682)	(46,469)	(25,474)	(8,068)
Net amount recognized	$(46,753)	$(46,540)	$(25,638)	$(8,215)

The funded status of these pension plans as a percentage of the projected benefit obligation was 61% in 2017 compared to 67% in 2016.

	U.S. Pension Benefits		Non U.S. Pension Benefits
	2017	2016	2017	2016
Projected benefit obligation	$160,671	$153,987	$26,981	$10,493
Fair value of plan assets	$113,918	$107,447	$1,343	$2,278

Components of net periodic benefit cost for the years ended December 31:

	U.S. Pension Benefits			Non U.S. Pension Benefits
	2017	2016	2015	2017	2016	2015
Component of net period benefit cost
Service cost	$—	$—	$—	$640	$415	$441
Interest cost	6,663	7,093	6,895	428	204	222
Expected return on plan assets	(7,709)	(8,144)	(8,953)	(72)	(125)	(141)
Amortization of prior service cost	—	—	—	—	—	—
Amortization of actuarial loss	4,605	4,369	4,083	237	171	176
	$3,559	$3,318	$2,025	$1,233	$665	$698

Weighted average assumptions used to determine the benefit obligation and net periodic benefit cost as of December 31:

	U.S. Pension Benefits		Non U.S. Pension Benefits
	2017	2016	2017	2016
Discount rate	3.86%	4.47%	1.77%	1.45%
Expected return on plan assets	7.50%	7.50%	3.20%	3.20%

The Company evaluates its discount rate assumption annually as of December 31 for each of its retirement-related benefit plans.  The Company is using a Mercer bond model for determining its U.S. pension benefits.  The Company is using a weighted average discount rate of 1.77% on its non U.S. pension plans for 2017.

The Company’s expected return on plan assets is evaluated annually based upon a study which includes a review of anticipated future long-term performance of individual asset classes, and consideration of the appropriate asset allocation strategy to provide for the timing and amount of benefits included in the projected benefit obligation.  While the study gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term prospective rate.

The Company’s overall investment strategy is to achieve growth through a mix of approximately 75% of investments for long-term growth and 25% for near-term benefit payments with a wide diversification of asset types, fund strategies, and fund managers.  The target allocations for plan assets are 65% equity securities, 5% hedge funds and 25% to fixed income investments. Equity securities primarily include investments in large-cap, mid-cap and small-cap companies primarily located in the United States and international developed markets. Fixed income securities include corporate bonds of companies from diversified industries, mortgage-backed securities, and U.S. Treasuries. Other types of investments include investments in hedge funds that follow several different strategies.

In accordance with FASB guidance, Plan management uses the following methods and significant assumptions to estimate fair value of investments.

Money market — overnight bank deposits and money market mutual funds maintaining at all times $1.00 Net Asset Value (“NAV”).

US Government and agency obligations — U.S. Treasury bonds, notes and other government obligations.

Exchange traded funds — marketable securities tracking asset baskets traded on active markets.

Mutual funds - Valued at the net asset value (“NAV”) of shares or units held by the Plan at year-end which is obtained from an active market or at share or unit prices provided by the fund manager with significant observable inputs.

Hedge funds - Value provided by the administrator of the fund. The pricing for these funds is provided monthly by the fund to determine the quoted price.

Common stocks - marketable corporate equity securities traded on active markets.

The fair values of the Company’s pension plan asset allocation at December 31, 2017 and 2016, by asset category are as follows:

		Fair Value Measurement at
		December 31, 2017
		Quoted
		Prices in
		Active
		Markets for	Significant	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Money market	$3,794	$3,794	$—	$—
US Government and agency obligations	4,189	1,493	2,696
Exchange traded funds	25,690	25,690	—	—
Mutual funds	38,613	35,776	2,837	—
Common stocks	33,559	33,559	—	—
Total Assets in the fair value hierarchy	105,845	$100,312	$5,533	$—
Investments measured at NAV (a)	9,416
Investments at fair value	$115,261

		Fair Value Measurement at
		December 31, 2016
		Quoted
		Prices in
		Active
		Markets for	Significant	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Money market	$4,097	$4,097	$—	$—
US Government and agency obligations	3,774	1,574	2,200	—
Exchange traded funds	23,389	23,389	—	—
Mutual funds	38,529	35,847	2,682	—
Common stocks	30,820	30,819	—	1
Total Assets in the fair value hierarchy	100,609	$95,726	$4,882	$1
Investments measured at NAV (a)	9,116
Investments at fair value	$109,725

(a) Hedge funds are measured at fair value using the NAV per share practical expedient, and therefore have not been classified in the fair value hierarchy.

The following table provides a summary of the estimated benefit payments for the postretirement plans for the next five fiscal years individually and for the following five fiscal years in the aggregate.

	Total Estimated Benefit
	Payments
	U.S.	Non U.S

2018	$9,513	$531
2019	9,728	517
2020	9,899	799
2021	9,988	735
2022	10,058	765
Thereafter	50,305	17,043

The Company’s expected contribution for the 2018 fiscal year is $3,106 for the U.S. pension plan. There is no funding requirement for non U.S. pension plans.

Savings Plans

The Company also has defined contribution savings and similar plans for eligible employees, which vary by subsidiary. The Company’s aggregate contributions to these plans are based on eligible employee contributions and certain other factors. The Company expense for these plans was $998, $1,263 and $1,212 in 2017, 2016 and 2015, respectively.

International Plans

The Company maintains various pension and statutory separation pay plans for its European employees.  The expense, not including the French and German pension plan, in 2017, 2016, and 2015 was $572, $475 and $564, respectively. As of their most recent valuation dates, for those plans where vested benefits exceeded plan assets, the actuarially computed value of vested benefits exceeded those plans’ assets by approximately $5,961.

13.  Capital Stock, Treasury Stock and Paid in Capital

Authorized shares of preferred stock ($0.01 par value per share) and common stock ($0.01 par value per share) for the Company are 50,000,000 shares and 50,000,000 shares, respectively.

In 2004, the Company purchased 805,270 shares of its common stock from the underwriter for a purchase price of $298. The common stock has been accounted for as treasury stock.

14.  Income Taxes

Income tax provision (benefit) consisted of:

	2017	2016	2015
Current			.
Domestic	$274	$(51)	$240
Foreign	4,713	8,976	6,568
Total current	4,987	8,925	6,808
Deferred
Domestic	15,842	(75)	4,782
Foreign	(419)	(1,204)	(1,704)
Total deferred	15,423	(1,279)	3,078

Total	$20,410	$7,646	$9,886

The reconciliation of income tax provision (benefit) attributable to earnings differed from the amounts computed by applying the U.S. Federal statutory income tax rate to earnings by the following amounts:

Temporary differences and net operating loss carryforwards that give rise to a significant portion of deferred tax assets and liabilities for 2017 and 2016 are as follows:

Income (loss) before income taxes:

	2017	2016	2015
Domestic	$1,572	$(977)	$9,006
Foreign	14,597	14,183	2,177

Total	$16,169	$13,206	$11,183

Computed income tax provision	$5,659	$4,622	$3,914
State and local taxes, net of federal tax	(62)	(109)	440
Foreign taxes, net	(442)	342	940
Valuation allowance	612	277	282
Uncertain tax positions - (benefit) expense	(1,419)	1,557	1,138
Foreign exchange impact	167	(1,300)	2,475
Permanent differences, net	(235)	2,018	(449)
Tax reform items	16,146	—	—
Revaluation of deferreds	276	—	—
Other, net	(292)	239	1,146
Total income tax expense	$20,410	$7,646	$9,886

Computed income tax provision	35.0%	35.0%	35.0%
State and local taxes, net of federal tax	-0.4%	-0.8%	3.9%
Foreign taxes, net	-2.7%	2.6%	8.4%
Valuation allowance	3.8%	2.1%	2.5%
Uncertain tax positions - expense (benefit)	-8.8%	11.8%	10.2%
Foreign exchange impact	1.0%	-9.8%	22.1%
Permanent differences, net	-1.5%	15.3%	-4.0%
Tax reform items	99.9%	—	—
Revaluation of deferreds	1.7%	—	—
Other, net	-1.8%	1.8%	10.2%
Effective income tax rate	126.2%	57.9%	88.4%

Statutory federal rate	35.0%	35.0%	(35.0)%

Temporary differences and net operating loss carryforwards that give rise to a significant portion of deferred tax assets and liabilities for 2017 and 2016 are as follows:

	2017	2016
Deferred tax asset
Provisions not currently deductible	$5,434	$7,800
Inventory basis differences	3,554	4,336
Foreign exchange and other	3,762	58
Stock options	97	63
Pension and healthcare	14,290	18,209
Intangible asset	7	8
Net operating loss carryforwards	26,088	39,097
Valuation allowance	(1,349)	(595)
Total deferred tax asset	$51,883	$68,976
Deferred tax liability
Property, plant, and equipment	$(10,852)	$(16,481)
Intangible asset	(8,467)	—
Foreign exchange and other	(7,040)	(1,435)
Total deferred tax liability	$(26,359)	$(17,916)
	$25,524	$51,060

The net deferred tax asset (liability) is classified in the balance sheet as follows:

	2017	2016

Non-current deferred tax assets	$35,091	$51,386
Non-current deferred tax liability	(9,567)	(326)
Non-current deferred tax assets (liability), net	$25,524	$51,060

A valuation allowance is provided when it is more likely than not that some portion or all of the net deferred tax assets will not be realized.  Management believes that is more likely than not that its net deferred tax assets will be realized based on the weight of positive evidence and future income except with respect to the loss in Poland and a portion of the state loss in the US.  The Company has a valuation allowance for Viskase Poland at December 31, 2017 and December 31, 2016 of $999 and $425, respectively.  The Company has a valuation allowance for Darmex Casings Sp. z o.o. at December 31, 2017 of $30.  The Company has a valuation allowance in the U.S.  at December 31, 2017 and December 31, 2016 of $527 and $170, respectively.  The Company has gross U.S. federal net operating loss carryforwards at December 31, 2017 and December 31, 2016 of $82,317 and $91,477, respectively, with amounts beginning to expire in 2024.  The Company has gross net operating loss carryforwards in Brazil at December 31, 2017 and December 31, 2016 of $10,792 and $12,917, respectively and has an unlimited carryforward period.  The Company has gross net operating loss carryforwards in Poland at December 31, 2017 and December 31, 2016 of $3,976 and $2,236, respectively and has a five year carryforward period. The Company has gross net operating loss carryforwards in Poland Darmex at December 31, 2017 of $156, and has a five year carryforward period.  The Company has gross net operating loss carryforwards in France at December 31, 2017 and December 31, 2016 of $2,541 and $1,233, respectively and has an unlimited carryforward period. The Company has gross net operating loss carryforwards in Germany at December 31, 2017 of $14 for Trade Tax. Germany has an unlimited carryforward period on Trade Tax.

The Company joins in filing a United States consolidated Federal income tax return including all of its domestic subsidiaries.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting. The new standard is intended to simplify accounting for share based employment awards to employees. Changes include: all excess tax benefits/deficiencies should be recognized as income tax expense/benefit; entities can make elections on how to account for forfeitures; and cash paid by an employer when directly withholding shares for tax withholding purposes should be classified as a financing activity on the cash flow statement. The standard becomes effective for fiscal years beginning after December 15, 2016.The Corporation implemented the new standard for fiscal 2017 and recorded an entry to increase the deferred tax asset on the net operating loss carryforward of $156.

On December 22, 2017 the H.R. 1 was signed into law significantly revising certain U.S. corporate income tax provisions; including, among other items, a reduction of the U.S. corporate rate from 35% to 21%, effective for tax years beginning after December 31, 2017; the transition of U.S. international taxation from a worldwide tax system to a territorial system; and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017, (or, if greater, November 2, 2017 ) of a specified foreign corporation which included foreign controlled foreign corporations and other foreign corporations which have at least one U.S. corporate shareholder that owns 10% or more of the value or voting power of such foreign corporation. We estimated the impact of the Tax Legislation on our income tax provision for the year ended December 31, 2017 in accordance with our understanding of the Tax Legislation and guidance available at the date of this filing as a result have recorded adjustments to the various tax balances, current, long-term and deferred tax assets and liabilities, all during the fourth quarter of 2017, the period in which the Tax Legislation was enacted. The provisional amount related to remeasurement of certain deferred tax assets and liabilities based on rates at which they are expected to reverse in the future was $13,768, representing an income tax expense recorded during the current period. The provisional amount related to the one-time transition tax on the mandatory deemed repatriation of foreign earnings was $2,184 of additional income tax expense which was offset by the net operating loss carryforward.

The Company has not completed all aspects of its accounting for the tax effects of the enactment of the H.R. 1 law.  However, in certain instances the company has made a reasonable estimate of the effects on the Company’s tax provision.  Primarily, the Company has recorded a provisional tax amount of $2,184 related to the one-time transition tax.  This amount is provisional while the Company completes its calculation of E&P for the foreign subsidiaries.  The Company intends to complete the calculation prior to the filing of their 2017 federal tax return.

In February 2018, the FASB issued ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which amends FASB ASC Topic 220, Income Statement - Reporting Comprehensive Income. This ASU allows a reclassification out of accumulated other comprehensive loss within equity for standard tax effects resulting from the Tax Cuts and Jobs Act and consequently, eliminates the stranded tax effects resulting from the Tax Cuts and Jobs Act. This ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of this guidance on our consolidated financial statements.

Uncertainty in Income Taxes

The uncertain tax positions as of December 31, 2017 totaled $11,855. The following table summarizes the activity related to the unrecognized tax benefits.

(in thousands)	2017	2016
Unrecognized tax benefits as of January 1	$7,747	$6,969
Increases in positions taken in a prior period	256	5
Decreases in positions taken in a prior period	(1,517)	(547)
Increases in positions taken in a current period	6,970	1,325
Decreases in positions taken in a current period	—	—
Decreases due to settlements	—	—
Decreases due to lapse of statute of limitations	(1,601)	(5)
Unrecognized tax benefits as of December 31	$11,855	$7,747

In 2017, the Company recognized an approximate net increase of $4,108 to the reserves for uncertain tax positions. The majority of the decrease in the reserve is due to the increase of the tax positions domestically.

Approximately $11,855 of the total gross unrecognized tax benefits represents the amount that, if recognized, would affect the effective income tax rate in future periods.  The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2013.  Substantially all material state and local and foreign income tax matters have been concluded for years through 2011.  Based on the expiration of the statute of limitations for certain jurisdictions, it is reasonably possible that the unrecognized tax benefits will decrease in the next twelve months by approximately $100.

The Company’s continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. During the years ended December 31, 2017 and 2016, the Company recorded adjustments for interest of $154 and $311, respectively, and for penalties of $(212) and $123, respectively related to these unrecognized tax benefits. In total, as of December 31, 2017 and 2016, the Company has recorded a liability of interest of $674 and $520, respectively, and $242 and $454, respectively, for potential penalties.

15.  Goodwill and Intangible Assets, net

The Company currently has $3,580 of goodwill with no accumulated impairment.

Goodwill consists of the following:

	December 31, 2017	December 31, 2016

Beginning balance	$329	$—
Acquisitions	2,854	329
Translation	397	—
Gross carrying amount, December 31st	$3,580	$329

Intangible assets, net consist of the following:

	December 31, 2017
	Gross
	Carrying	Accumulated	Net Carrying
	Value	Amortization	Value
Definite live intangible assets:
Customer relationships	$21,036	$(1,052)	$19,984
Technologies	2,517	(199)	2,318
Patents/Trademarks	9,413	(5,059)	4,354
In-place leases	219	(16)	203
	$33,185	$(6,326)	$26,859

	December 31, 2016
	Gross
	Carrying	Accumulated	Net Carrying
	Value	Amortization	Value
Definite live intangible assets:
Customer relationships	$—	$—	$—
Technologies	42	—	42
Patents/Trademarks	4,823	(4,662)	161
In-place leases	—	—	—
	$4,865	$(4,662)	$203

Amortization expense associated with definite-lived intangible assets was $1,546, $18 and $16 for the period ended December 31, 2017, 2016 and 2015, respectively. We utilize the straight-line method of amortization, recognized over the estimated useful lives of the assets.

The estimated future amortization expense for our definite-lived intangible assets is as follows:

2018	$1,670
2019	1,670
2020	1,670
2021	1,670
2022	1,670
Total thereafter	18,509

Total amortization	$26,859

The acquisition during the year ended December 31, 2017 allocated $2,854 to goodwill and $24,742 to definite-lived intangible assets amortized over a weighted average of 18 years.

16. Contingencies

The Company from time to time is involved in various other legal proceedings, none of which are expected to have a material adverse effect upon results of operations, cash flows or financial condition.

17. Stock-Based Compensation (Dollars in Thousands, Except Per Share Amounts)

Stock-based compensation cost is measured at the grant date based on fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period, which is the vesting period.  Included in net income is non-cash compensation expense of $224 and $60 for the years ended December 31, 2017 and December 31, 2016, respectively.

The fair values of the options granted during 2016 and 2013 were estimated on the date of grant using the binomial option pricing model. The assumptions used and the estimated fair values are as follows:

	2016	2013
Expected term	10 years	10 years
Expected stock volatility	4.38%	17.33%
Risk-free interest rate	2.45%	1.75%
Expected forfeiture rate	0.00%	0.00%
Fair value per option	$1.12	$0.51

In December 2016, the Company granted non-qualified stock options to its current chief executive officer for the purchase of 600,000 shares of its common stock under an employment agreement. Options were granted at the fair market value at date of grant and will vest one third each on December 31, 2017, December 31, 2018 and December 31, 2019. The options for the chief executive officer expire on December 31, 2026.

In April 2013, the Company granted non-qualified stock options to its current chief administrative officer for the purchase of 325,000 shares of its common stock under an employment agreement. Options were granted at the fair market value at date of grant and are fully vested.  The options for the chief administrative officer expire on April 16, 2023.

The Company’s outstanding options were:

			Weighted Average	Weighted Average
	Shares Under	Weighted Average	Remaining	Grant-Date
	Option	Exercise Price	Contractual Life	Fair Value
Outstanding, December 31, 2015	1,825,000	$2.84	35 months	$0.64
Vested and exercisable at Dec. 31, 2015	1,726,668	$2.82	34 months	$0.64
Granted	600,000	$2.53	120 months	1.12
Exercised	1,500,000	$1.70	—	—
Forfeited	—	$—	—	—
Outstanding, December 31, 2016	925,000	$4.45	104 months	$0.91
Vested and exercisable at Dec. 31, 2016	325,000	$8.00	76 months	$0.51
Granted	—	$—	—	—
Exercised	—	$—	—	—
Forfeited	—	$—	—	—
Outstanding, December 31, 2017	925,000	$4.45	93 months	$0.91
Vested and exercisable at Dec. 31, 2017	525,000	$5.92	81 months	$0.74

Vested and exercisable options as of December 31, 2017 were 525,000 with a weighted average share price of $5.92.

18.       Research and Development Costs

Research and development costs are expensed as incurred and totaled $4,947, $4,418 and $4,977 for 2017, 2016, and 2015, respectively.

19.       Related-Party Transactions

As of December 31, Icahn Enterprises L.P. owned approximately 74.6% of our outstanding common stock.  There were no shares of common stock purchased during the period ended December 31, 2017.

Insight Portfolio Group LLC (“Insight Portfolio Group”) is an entity formed and controlled by Mr. Icahn in order to maximize the potential buying power of a group of entities with which Mr. Icahn has a relationship in negotiating with a wide range of suppliers of goods, services and tangible and intangible property at negotiated rates.

On January 1, 2013, Viskase acquired a minority equity interest in Insight Portfolio Group and agreed to pay a portion of Insight Portfolio Group’s operating expenses, which is approximately $184 and $174 for the years ended December 31, 2017 and December 31, 2016.  A number of other entities with which Mr. Icahn has a relationship also acquired equity interests in Insight Portfolio Group and also agreed to pay certain of Insight Portfolio Group’s operating expenses in 2017.

Icahn Enterprises L.P. was the lender on the Company’s Revolving Credit Facility as of December 31, 2017. The Company paid Icahn Enterprises L.P. service, commitment fees, interest and amendment fees of $110 and $216 during the years ended December 31, 2017 and December 31, 2016.

20.   Business Segment Information and Geographic Area Information

The Company primarily manufactures and sells cellulosic food casings as its sole business segment. The Company’s operations are viewed in geographic regions of North America, South America, Europe and Asia. Intercompany sales and charges (including royalties) have been reflected as appropriate in the following information. Certain items are maintained at the Company’s corporate headquarters and are not allocated geographically. They include most of the Company’s debt and related interest expense and income tax benefits.

Reporting Segment Information:

	2017	2016	2015
Net sales
North America	$183,771	$188,346	$195,131
South America	52,715	49,302	46,403
Europe	178,502	114,027	118,484
Asia	39,032	35,827	33,399
Other and eliminations	(62,042)	(58,682)	(49,834)

	$391,978	$328,820	$343,583

Operating income
North America	$10,240	$10,748	$23,361
South America	5,210	4,145	3,848
Europe	3,398	3,350	743
Asia	9,305	6,246	1,016

	$28,153	$24,489	$28,968

Identifiable assets
North America	$185,911	$204,660	$215,671
South America	73,647	65,786	54,481
Europe	179,048	111,481	101,385
Asia	43,530	41,511	42,403

	$482,136	$423,438	$413,940

	2017	2016	2015
Net Sales by market
Emerging	$197,466	$171,974	$175,008
Mature	194,512	156,846	168,575

	$391,978	$328,820	$343,583

Net Sales by country
United States	$109,357	$97,071	$101,903
Brazil	32,233	28,458	24,514
Italy	23,132	23,577	26,365
Germany	28,445	9,864	10,418
France	12,220	11,727	12,812
Philippines	18,682	21,809	19,531
Poland	10,664	8,416	7,144
Other international	157,245	127,898	140,896

	$391,978	$328,820	$343,583

21.       Interest Expense, Net

Net interest expense consisted of:

	December 31, 2017	December 31, 2016	December 31, 2015

Interest expense	$13,293	$12,667	$12,597
Less Capitalized interest	(76)	(124)	(139)
Interest expense, net	$13,217	$12,543	$12,458

22.  Changes in Accumulated Other Comprehensive Loss

	Accrued
	Employee	Translation
	Benefits	Adjustments	Total
Balance at December 31, 2016	$(51,739)	$(36,913)	$(88,652)
Other comprehensive (loss) income before reclassifications	(3,586)	6,647	3,061
Reclassifications from accumulated other comprehensive loss to earnings	4,842	—	4,842
Balance at December 31, 2017	$(50,483)	$(30,266)	$(80,749)

Amounts Reclassified
	from Accumulated	Affected Line Items in the
	Other Comprehensive	Consolidation Statement of
	Loss	Operations and Comprehensive Loss

Accrued Employee Benefits
Amortization of net actuarial loss	$4,842	Selling, general and administrative
$4,842

23.  Restructuring Charges

During the year ended December 31, 2017, the Company recognized a restructuring expense in our European segment of $1,745, which we believe is our total cost for the plan. The costs relate to a restructuring of its Warsaw, Poland subsidiary operations to safeguard the Company’s competitive environment in the European market.  The plan involved the involuntary termination of approximately 13 employees for $414 and an operating lease liability of $1,331.

During the first quarter of 2016, the Company recognized a restructuring expense of $1,858 in its European segment.  The total cost for this restructuring was $4,170, which was recognized in 2016 and 2015.  The costs relate to a Board-approved plan of restructuring of its French subsidiary operations to safeguard the Company’s competitive environment in the European market.  The Company exited its Beauvais, France plastics, printing, and MP coating operations, along with a targeted downsizing of its production and overhead personnel.

The Company believes this will position us to be in an improved competitive position for the future in the European market.

During the third quarter of 2016, the Company recognized a cost of $543 related to the relocation of its North American finishing operations.  The plan involved the involuntary termination of approximately 53 employees and was completed in the second half of 2016.  The restructuring expense included an asset impairment of $174.

The Company recognized a cost of $2,286 related to the voluntary employee reduction of its North American headquarters during December 2016.  The plan involved the voluntary termination of approximately 20 employees and was completed in December 2017.

The following table provides details of our restructuring provisions.

	December 31, 2017	December 31, 2016	December 31, 2015

Beginning balance	$3,210	$1,713	$89
Provision	1,745	4,809	2,672
Payments	(3,718)	(3,312)	(1,048)
Ending balance	$1,237	$3,210	$1,713

24.  Acquisitions

CT Casings Beteiligungs GmbH

On January 10, 2017, the Company, through its indirect subsidiary, Viskase GmbH, completed the purchase of all of the shares of CT Casings Beteiligungs GmbH (“Walsroder”), certain outstanding shareholder loans to Walsroder, and certain casing assets of Poly-clip System LLC, for a total of EUR 33,611 or $34,616 paid in cash, subject to certain post-closing adjustments.  The share purchase of Walsroder included acquisition of substantially all of the assets, and assumption of substantially all of the liabilities, of Walsroder.  The Company completed the purchase to further enhance its production capabilities and product offerings in plastic and fibrous casings.  The purchase was recorded using the purchase method of accounting. The allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed in connection with the acquisition was based on estimated fair values supported by third-party valuations. The Company acquired goodwill with the acquisition due to the value of the synergies between the acquired company and our existing businesses and the value of the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset.  The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition for EUR 25,500 in cash and EUR 8,111 in restructured term loan (see Footnote 4).

January 1, 2017

Cash	$3,475
Accounts receivable	10,428
Inventories	8,378
Other current assets	1,192
Property, plant and equipment	14,148
Other assets	6,794
Intangible assets	24,742
Goodwill	2,854
Accounts payable	(3,169)
Accrued liabilities	(4,827)
Short term capital lease	(426)
Long term capital lease	(1,161)
Accrued employee benefits	(13,285)
Long-term liabilities	(7,098)
Deferred tax liability	(7,429)

Total purchase price	$34,616

Transaction costs related to the acquisition amounted to $728 and were recorded as an expense in the statement of operations.

The Company has no tax deductible goodwill related to the acquisition.

Darmex Casing sp. z o.o.

On December 1, 2016, the Company, through its indirect subsidiary, Viskase Polska Sp. z o.o., completed the purchase of all of the shares of Darmex Casing Sp. z o.o.(“Darmex”) and certain assets of Supravis Group S.A., for a total of $4,196USD in cash, subject to certain adjustments.  The share purchase of Darmex included acquisition of substantially all of the assets, and assumption of substantially all of the liabilities, of Darmex.  The Company completed the purchase to further enhance its production capabilities and product offerings in plastic casings. The purchase was recorded using the purchase method of accounting. The allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed in connection with the acquisition was based on estimated fair values supported by third-party valuations. The Company acquired goodwill as a result of expected synergies with increased presence in the plastics market.  The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

December 1, 2016

Cash	$133
Accounts receivable	730
Inventories	427
Prepaid expenses	15
Property, plant and equipment	3,285
Other assets	83
Goodwill	329
Accounts payable	(280)
Accrued liabilities	(190)
Short term capital lease	(10)
Deferred tax liability	(326)

Total purchase price	$4,196

Transaction costs related to the acquisition amounted to $357 and were recorded as an expense in the statement of operations.

Unaudited Pro Forma Results

The following table summarizes, on a pro forma basis, the combined results of operation of the Company, Darmex and Walsroder as though the acquisitions had occurred as of December 31, 2014. The pro forma amounts presented are not necessarily indicative of either the actual consolidation results had Walsroder and Darmex acquisitions occurred as of December 31, 2014 or future consolidated operating results.  Due to the acquisitions occurring at December 1, 2016 and the beginning of 2017, no proforma impact is presented for 2017.

	Unaudited	Unaudited
	December 31, 2016	December 31, 2015
Net sales	$390,639	$409,723
Income before income taxes	9,741	3,956
Net income (loss)	3,320	(7,919)

Pro forma results presented above primarily reflect: (1) incremental depreciation relating to fair value adjustments to property, plant and equipment; (2) amortization adjustments relating to fair value estimates of intangible assets.

Pro forma adjustments above have been tax effected using the Company’s effective tax rate during the respective period.

25.  Variable Interest Entity

The Company holds a variable interest in a joint venture for which the Company is the primary beneficiary. The joint venture, VE Netting, LLC, is a manufacturing, marketing and selling company of high quality netting solutions for the meat and poultry industry.   VE Netting, LLC is a Delaware limited liability company with its principal place of business in Lombard, IL.  The netting product will be manufactured under agreement by Viskase’s affiliate located in Monterrey, Mexico.

Viskase’s variable interest in the entity relates to the sales, operations, administrative and financial support to the entity through providing certain assets under agreement to be used by the entity.  The Company agreed to contribute $931 in cash and other considerations in forming the venture. In addition the Company could be required to contribute up to $4,000 less the initial contribution during the course of the joint venture.  The Company owns 50% equity in the entity.  Based on a review of applicable guidance, this entity was consolidated beginning in September 2017.  As a result of the consolidation, financial statements for the period ended December  31, 2017 were affected as follows: sales increased by $31, net income decreased by $289, total assets increased by $1,291, and noncontrolling interests decreased by $144. Due the evidence presented, Viskase has concluded it is the primary beneficiary.

As the primary beneficiary of the variable interest entity (VIE), the VIEs’ assets, liabilities, and results of operations are included in the Company’s consolidated financial statements as of, and for the period ended, December 31, 2017. The other equity holders’ interests are reflected in “Net loss attributable to noncontrolling interests” in the Consolidated Condensed Statements of Operations and “Noncontrolling interests” in the Consolidated Condensed Balance Sheets.

The following table summarizes the carrying amount of the VIEs’ assets and liabilities included in the Company’s Consolidated Balance Sheets at December 31, 2017:

December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$15
Receivables, net	26
Inventories	48
Other current assets	76

Property, plant and equipment	1,031
Less: Accumulated depreciation	(24)
Property, plant and equipment, net	1,007

Deferred tax asset	115
Other assets	4
Total Assets	$1,291

Current liabilities	$149
Total Liabilites	149

Paid in capital	1,431
Retained earnings	(289)
Total Stockholder Equity	1,142
Total Liabilities and Stockholders’ Equity	$1,291

All assets in the above table can only be used to settle obligations of the consolidated VIE. Liabilities are nonrecourse obligations. Amounts presented in the table above are adjusted for intercompany eliminations.

The following table summarizes the Statement of Operations of the VIE included in the Company’s Consolidated Statement of Operations for the year ended December 31, 2017:

Net sales	$31
Cost of sales	146
Gross margin	(115)
Selling, general and administrative	279

Operating loss	(394)

Other expense	10
Loss before income taxes	(404)

Income tax benefit	115
Net loss	$(289)

26.  Subsequent Events

Viskase evaluated its December 31, 2017 consolidated financial statements for subsequent events through March 29, 2018, the date the consolidated financial statements were available to be issued.

On January 3, 2018, the Company completed a rights offering of 16,666,666 shares of common stock at $3.00 per share.  The Company plans to use the net proceeds of the offering to replenish working capital used for the acquisitions of Walsroder and Darmex and for other general corporate purposes, including acquisitions and capital expenditures.

As a result of the rights offering, Icahn Enterprises L.P. currently owns approximately 78.6% of our outstanding common stock.

On January 5, 2018, the Company repaid $3,000 on the Revolving Credit Facility.

On March 15, 2018, the Company purchased an annuity contract for an estimated $29,000 for approximately 1,043 participants in the U.S. defined benefit pension plan.  The purchase of this annuity contract will lower our projected benefit obligation by approximately $27,850.

PART III - EXHIBITS

Index to Exhibits.

Exhibit No.	Description
2.1

Amended and Restated Certificate of Incorporation of Viskase Companies, Inc. (the “Company”), dated April 3, 2003 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-4, as filed with the Securities and Exchange Commission on October 27, 2004)

2.2

Amended and Restated Bylaws of the Company dated August 10, 2017 (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A, as filed with the Securities and Exchange Commission on September 25, 2017)

6.1

Credit Agreement dated as of January 30, 2014 by and among the Company, UBS, AG, as Administrative Agent and Collateral Agent, and the Lenders party thereto (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, as filed with the Securities and Exchange Commission on September 25, 2017)

6.2

Viskase Companies, Inc. 2005 Stock Option Plan (as amended as of September 7, 2010) (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, as filed with the Securities and Exchange Commission on September 25, 2017)

6.3

Stock Option Agreement dated as of December 30, 2016 by and between the Company and Thomas D. Davis (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, as filed with the Securities and Exchange Commission on September 25, 2017)

6.4

Stock Option Agreement dated as of April 16, 2013 by and between the Company and Michael D. Schenker (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, as filed with the Securities and Exchange Commission on September 25, 2017)

6.5

Amendment No. 1 to Stock Option Agreement dated as of January 1, 2016 by and between the Company and Michael D. Schenker (incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A, as filed with the Securities and Exchange Commission on September 25, 2017)

6.6

Viskase Long-Term Performance Plan (incorporated by reference to Exhibit 6.7 to the Company’s Offering Statement on Form 1-A, as filed with the Securities and Exchange Commission on September 25, 2017)

6.7

Form of Award Agreement under Viskase Companies, Inc. Long-Term Performance Plan (incorporated by reference to Exhibit 6.8 to the Company’s Offering Statement on Form 1-A, as filed with the Securities and Exchange Commission on September 25, 2017)

6.8

Amended and Restated Employment Agreement dated as of December 30, 2016 by and between the Company and Thomas D. Davis (incorporated by reference to Exhibit 6.9 to the Company’s Offering Statement on Form 1-A, as filed with the Securities and Exchange Commission on September 25, 2017)

6.9

Letter Agreement dated as of March 22, 2016 by and between the Company and Michael Schenker (incorporated by reference to Exhibit 6.10 to the Company’s Offering Statement on Form 1-A, as filed with the Securities and Exchange Commission on September 25, 2017)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Viskase Companies, Inc.

By:	/s/ Thomas D. Davis
	Name:	Thomas D. Davis
	Title:	Chairman of the Board, President and Chief Executive Officer

Date: April 30, 2018

POWER OF ATTORNEY

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities indicated.

Name	Title	Date

/s/ Thomas D. Davis	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	April 30, 2018
Thomas D. Davis

/s/ Mark Cole	Vice President and Chief Financial Officer (Principal Financial Officer)	April 30, 2018
Mark Cole

/s/ Michael Blecic	Chief Accounting Officer and Treasurer (Principal Accounting Officer)	April 30, 2018
Michael Blecic

/s/ Denise Barton	Director	April 30, 2018
Denise Barton

/s/ Jonathan Frates	Director	April 30, 2018
Jonathan Frates

/s/ Michael Nevin	Director	April 30, 2018
Michael Nevin

/s/ Peter Reck	Director	April 30, 2018
Peter Reck

/s/ Peter K. Shea	Director	April 30, 2018
Peter K. Shea